Exhibit 99.1
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS
The following discussion and analysis provides information which our management believes is relevant to an assessment and understanding of the consolidated results of operations and financial condition of Tritium DCFC Limited (including its subsidiaries, “Tritium”). The discussion should be read together with the historical consolidated financial statements of Tritium for the periods presented, and the related notes that are included in our Form
20-F
filed with the Securities and Exchange Commission (“SEC”) on September 22, 2022 (“Annual Report”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements, including those set forth under “Cautionary Note Regarding Forward-Looking Statements,” as a result of various factors, including those set forth under Item 3.D “Key Information-Risk Factors” on our Annual Report and any of our subsequent filings with the SEC or in other parts of this Form
6-K.
Under Australian law, we prepare financial statements on a semi-annual and an annual basis, and we are not required to prepare or file quarterly financial information. We currently intend to publish our results on a semi-annual and an annual basis, assuming we are subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act and qualify as a “foreign private issuer” at the time of publication. We intend to continue to publicly (1) file our audited annual financial statements on Form
20-F
with the SEC and (2) furnish semi-annual financial statements on Form
6-K
to the SEC.
Our Management’s Discussion and Analysis of Financial Condition and Results of Operations included in this document generally discusses results for the six-month
period ended December 31, 2022 and 2021, respectively. Discussions of the six-month
period ended December 31, 2020 and a comparison between such the six-month
period ended December 31, 2021 and 2020, respectively, are not included in this document but can be found in Exhibit 99.1 to our Form
6-K
filed with the SEC on June 30, 2022.
Overview
We design, sell, manufacture and service proprietary hardware and associated software to create advanced and reliable direct current (“DC”) fast chargers for electric vehicles (“EVs”). Our technology is engineered to be easy to install, own and use. Our compact, robust chargers are designed to look great on Main Street and thrive in harsh conditions. As of December 31, 2022, we have already sold over 10,000 DC fast chargers across 42 countries. These chargers provide over 20,000 high-power charging sessions every day.
Major auto manufacturers such as BMW, Ford, GM, Honda and Volkswagen, among others, have committed to producing more EVs and various governments have begun implementing supportive policies. For example, the Biden administration has pledged to fund the installation of 500,000 new chargers in the United States over the next decade and has established a target for 50% of all new cars sold to be EVs by 2030. In the coming years, we believe EVs will cost less than internal combustion engine (“ICE”) vehicles. Bloomberg New Energy Finance (“BNEF”) has forecasted that price parity between EVs and ICE vehicles in Europe can be achieved by 2026, and in all countries and vehicle segments by 2029. In addition, BNEF has forecasted that zero emission vehicles, such as EVs, are expected to increase from 4% of new cars sold in 2020 to 75% by 2040. Additional factors propelling this shift from ICE vehicles to EVs include proposed fossil fuel bans or restrictions, transit electrification mandates and utility incentive programs. However, the global transition to an
EV-based
transportation network will depend on, among other things, the availability of sufficient charging infrastructure. Accordingly, a BNEF report projects that the cumulative EV charging infrastructure investment in the United States and Europe will be approximately $60 billion by 2030 and will increase to $182 billion by 2040. We believe we are at the forefront of the charging equipment build-out,
focusing exclusively on DC fast charging of EVs.
Key Factors Affecting Operating Results
We believe our performance and future success depend on several factors that present significant opportunities for us, but that also pose risks and challenges, including those discussed below and in the section entitled Item 3.D “Key Information-Risk Factors” in our Annual Report and any of our subsequent filings with the SEC.

Growth in EV Adoption
Our revenue growth is directly tied to the charging requirements resulting from the continued adoption of passenger and commercial EVs, which drives demand for charging infrastructure. The market for EVs is still rapidly evolving and, although demand for EVs has grown in recent years, there is no guarantee such demand will persist. Factors impacting the adoption of EVs include, but are not limited to, consumer perceptions about EV features, quality, safety, performance, availability and cost; consumer perceptions about the limited range over which EVs may be driven on a single battery charge; volatility in the cost of oil and gasoline; availability of government-backed incentives to purchase EVs; changes to fuel economy standards and/or the success of alternative fuels; evolving governmental regulation and political support for EVs; availability of charging stations and services for EVs; consumers’ perception about the convenience and cost of charging EVs; global supply chain shortages of components used in EVs, and increases in fuel efficiency.
We service the DC fast charging market. Typically, only battery electric vehicle (“BEVs”) can use DC fast chargers, so demand for DC charging is dependent on continued growth in the BEV segment. According to BNEF, approximately 8.7% of global passenger vehicle sales in 2021 were EVs. BNEF expects sales of EVs to grow to over 40.3% of the global passenger vehicle market by 2030. In addition, macroeconomic factors could impact demand for EVs. For example, because many EVs are more expensive than comparable traditional gasoline-powered vehicles, a decline in sales in the automotive industry globally could result in lower prices on ICE vehicles and may reduce EV sales due to the price disparity. If the market for EVs does not develop as expected, or if there is any slowdown or delay in overall EV adoption rates, our ability to increase our revenue or grow our business would be negatively impacted.
Competition
In North America, our DC fast-charging equipment ranges in power from 50 kW to 175 kW and is certified by TÜV SÜD to UL, LLC (formerly Underwriters Laboratory) specifications. In Europe, our DC fast-charging equipment ranges in power from 50 kW to 350 kW and is certified by TÜV SÜD to the Conformité Européenne certification mark. These certifications differentiate us from most DC fast charging original equipment manufacturer competitors who are focused on only one region due to regulatory and certification complexity. However, we expect that new competitors may enter the market and existing competitors may expand their geographic coverage to multiple regions and improve their internal capabilities to meet regulatory and certification approvals, develop enhanced software or further expand their service coverage. This is already being seen in North America driven by the Government funding for DC fast chargers. If our market share decreases due to increased competition, our revenue and ability to generate profits in the future may be impacted.
Distribution
We sell our products directly and via resellers generally contracted under a distributor agreement on our preferred terms and conditions.
For additional information, see Item 4. “Business Overview-Distribution” and Item 3.D “Key Information-Risk Factors-Risks Related to Our Business” in our Annual Report and any of our subsequent filings with the SEC.
International Operations Expansion
We currently operate in the United States, Europe and Australia. We intend to grow operations through ongoing or planned investment in new production facilities, particularly in the United States. We expect our manufacturing facilities to conduct final assembly of our EV charging hardware, with the majority of components purchased from third-party suppliers. Expansion of our manufacturing facilities is intended to increase speed to market of our fast chargers and reduce freight costs and delays due to the ability to deliver products via road transport. Multiple risks could constrain our ability to meet our deployment plans.
Strategic planning for the total number of facilities globally, their scale, location, timing and cost is ongoing. In early 2022, we announced site selection and entry into a lease agreement for a new U.S. manufacturing facility located in Lebanon, Tennessee, and in the third calendar quarter of 2022, production began at the facility.

The projects and expansion plans discussed above are subject to a number of factors outside of our control that may affect the location, cost, timing and/or scale of our manufacturing facilities, or may prevent such facilities from being built at all. See Item 3.D “Key Information-Risk Factors-Risks Related to Our
Business-We
have experienced rapid growth and expect to invest in growth for the foreseeable future. If we fail to manage growth effectively, our business, operating results and financial condition could be adversely affected” and Item 3.D “Key Information-Risk Factors-Risks Related to Our
Business-Any
delay in achieving our manufacturing expansion planned could impact revenue forecasts associated with these facilities,” in our Annual Report and any of our subsequent filings with the SEC.
Government Mandates, Incentives and Programs
The U.S. federal government, certain foreign governments and some U.S. state and local governments provide incentives to end users and purchasers of EVs and EV charging stations in the form of rebates, tax credits and other financial incentives. These governmental rebates, tax credits and other financial incentives significantly lower the effective price of EVs and EV charging stations to customers. However, these incentives may expire, cease due to lack of funding or be reduced or terminated as a matter of regulatory or legislative policy. Any reduction in rebates, tax credits or other financial incentives could reduce the demand for EVs and for charging infrastructure, including infrastructure offered by us.
Impact of
COVID-19
The effects of the
COVID-19
pandemic have impacted our business and customers. Government responses to the
COVID-19
pandemic have resulted in international travel and other restrictions, which has limited our access to key personnel and impacted our ability to expand. Such impacts may negatively affect our revenue and ability to generate profits in the future.
The
COVID-19
pandemic has also prompted a trend towards expanded contractual liability, including penalties for delivery delays for suppliers under force majeure clauses, which could have a material adverse effect on our business and results of operations. The impact of the
COVID-19
pandemic on international shipping and air freight, including fewer available shipping and air providers and routes and significantly increased costs, has increased our cost of goods sold and may continue to increase cost of goods sold in the future. Additionally, any future shipping or air freight delays as a result of the
COVID-19
pandemic, or any future pandemic or resurgence, could have a material adverse effect on our business and results of operations.
Further, the
COVID-19
pandemic has affected the manner in which our inventory is managed, resulting in downward pressure on inventory turnover, which, in turn, has negatively impacted our working capital. As of December 31, 2022, Tritium’s inventory increased to $106.9 million, compared to $55.7 million as of June 30, 2022. This increase in inventory in addition to the increase in production volumes was a result of a strategic decision to increase our minimum stock levels to offset the effects of the
COVID-19
pandemic on our supply chain. Any further decrease in inventory turnover as a result of the
COVID-19
pandemic, any future pandemic or resurgence, and any impacts from geo-political
trade impediments could have a material adverse effect on our business and results of operations.
Business Combination
On May 25, 2021, we entered into a Business Combination Agreement (the “Business Combination Agreement”) with Decarbonization Plus Acquisition Corporation II, a Delaware corporation (“DCRN”), Tritium Holdings Pty Ltd (“Tritium Holdings”) and Hulk Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”), pursuant to which, among other things, we acquired all of the issued equity interests in Tritium Holdings and DCRN merged with and into Merger Sub, in each case, on the terms and subject to the conditions set forth therein (the “Business Combination”). On January 13, 2022, the Business Combination was consummated and Tritium Holdings and DCRN became wholly owned subsidiaries of Tritium DCFC.

Components of Results of Operations
Revenue
Hardware Revenue
Hardware revenue consists of revenue generated from the sale of EV chargers. We have three major lines: (i) Stand Alone Chargers, (ii) Distributed Chargers and (iii) Other. Stand Alone charging systems are single-user units and in the
RT175-S
model, include a power unit. Distributed charging systems can have multiple-user units connected in one system. Distributed charging systems are sold as a site configuration and range upwards from a one-user
unit site to a four-user unit site. Other consists primarily of spare parts sold to customers. Hardware revenue is also broken down into revenue received by (i) parties related to us and (ii) external parties unrelated to us.
Revenue from the sale of EV chargers is recognized when we transfer control of the chargers to the customer.
In certain circumstances, our customers may request us to store products on the customer’s behalf until the customer is ready to collect or have the goods delivered to their specified location. This may arise if customers are not ready to take delivery as a result, generally, of delays in their site construction and rollout or obtaining necessary customs clearances. In these situations, the transfer of control of these products to the customer occurs when the finished products are ready for delivery to the customer. In assessing the transfer of control in these
“bill-and-hold”
arrangements, we assess whether we:

•	billed the customers in full;

•	made the products available for the customer, end of line testing of the product is completed and notification made of the completion of manufacture;

•	identified the product physically and systematically as belonging to a specific customer and segregated in our warehouse; and

•	do not have the ability to direct the product to a different customer.
In assessing
bill-and-hold
arrangements, we are required to make a judgement on whether there is commercial substance to the customer’s request and that the customer agrees that control has passed and we have the right to bill the customer.
We also provide a standard warranty for general repairs for either two or three years on all EV chargers sold. This standard warranty is not considered a separate performance obligation. The estimated warranty costs are recognized as a liability when we transfer control of the chargers to the customer.
The decision to use air freight to fulfill all orders outside Australia and New Zealand from our Brisbane factory and all orders outside North America from our Tennessee factory (excluding non-urgent
orders made on EXW Incoterms) from October 17, 2022 onwards, and to air freight certain approved orders prior to that date, increased our freight costs and decreased our gross margin for the six months ended December 31, 2022. In calendar year 2022, not all orders were delivered using air freight and we intend to use shipping rather than air freight whenever possible to deliver orders. As of December 31, 2022 and the date of this report on Form
6-K,
production volumes at our Tennessee facility were approximately six weeks behind schedule due to the well-documented challenges experienced by electronics manufacturing businesses globally, principally related to supply chain and recruitment delays. Any further delays in achieving production capacity at the Tennessee facility or any of our other production facilities as a result of things like supply chain issues, worker shortages or stoppages, inventory inaccuracies or other factors could negatively impact our revenue.
Service and Maintenance Revenue
We generate revenue from service and maintenance related to commissioning, repair, maintenance and training. Generally, revenue related to service and maintenance is recognized when the service and/or maintenance has been provided, either over time or at a particular point in time. Service and maintenance revenue is broken down into revenue received by (i) parties related to us and (ii) external parties unrelated to us. We recognize the material portion of our revenue from service and maintenance when the service and/or maintenance is performed. However, if the service and/or maintenance is performed over a period of time, and if the outcome can be reliably estimated, we use the stage of completion of the services based on an input method (e.g., costs incurred) to determine the appropriate level of revenue to be recognized in the period.
We provide an extended warranty to our customers for an additional fee. Extended warranty revenue is recognized as a contract liability on receipt and, after the standard warranty expires, recognized over the period in which the service and/or maintenance is provided based on the time elapsed.
Software Revenue
Software revenue relates to services for the sale of Pulse and MyTritium licenses and other software upgrades.
Cost of Goods Sold
Hardware
We manufacture our products in our facilities in Australia and the United States. We currently manufacture most of our charging hardware in Brisbane. Cost of goods sold for hardware revenue includes raw materials, associated freight, warranty costs, which is calculated as the difference between the consumption and recognition of the provision during the period, depreciation of equipment directly related to production, labor costs and overhead costs directly attributable to the manufacture of products. Overhead costs include lease costs and indirect labor costs directly attributable to the manufacture of products. Warranty costs are estimated based on historical product failure rates and repair expenses.
The decision to use air freight to fulfill our offshore orders beginning on October 17, 2022, increased our freight costs and decreased our gross margin for the six months ended December 31, 2022. In calendar year 2022, not all orders were delivered using air freight and we intend to use shipping rather than air freight whenever possible to deliver orders.
Further, although we have no operations in Russia or Ukraine, we believe some shortages in materials, increased costs for raw material and other supply chain issues are at least partially attributable to the negative impact of the Russia-Ukraine military conflict on the global economy and on supply chains generally. If the conflict worsens or continues to disrupt the global economy and indirectly affect supply chains, or if supply chains remain challenged generally, our cost of goods sold could be negatively impacted.
Tritium has been impacted by global electronics and semiconductor shortages. Components are sourced from a diverse global supply chain and then shipped to our Brisbane and Tennessee factories. We work to have dual suppliers of critical components to reduce supply chain risk, but certification requirements can limit available supplier options. Raw materials and components have been subject to price inflation and most commodities follow relevant PPI (Producer Price Index) indexes with
7-24%
inflation (over the past 18 months). Electronics/semi-conductors have an increased short-term price premium due to global supply constraints and compounded by price increases from spot buying due to limited supply. To date, limited supply has been experienced across most electronic components/semiconductors as consumed by our major EMS (Electronics Manufacturing Suppliers) suppliers including PCBAs (Printed Circuit Board Assemblies), electronic modules and devices. Shortages of semiconductor components are affecting all suppliers and is an industry wide global constraint. Such constraints are also affecting most major automotive OEMs which use similar semiconductor commodities and have reported reduced production as a result.
Service and Maintenance
Cost of goods sold for service and maintenance revenue includes spare part materials and labor costs, including the cost of subcontractors and overhead costs directly attributable to the commissioning and repairs of products. Overhead costs include salaries and related personnel expenses and warranty provisions.

Segment Gross Profit (Loss)
Segment gross profit (loss) is calculated as revenue less cost of goods sold. Segment gross margin is segment gross profit (loss) expressed as a percentage of total revenue. Tritium offers a range of EV chargers with each charger having a varied contribution to segment gross profit (loss). Segment gross profit (loss) and margin vary from period to period due to the mix of products sold, manufacturing costs and warranty costs. In addition, see “Results of Operations-Segment Gross Profit (Loss)” below for additional information.
Selling, General and Administrative Expenses
Selling, general and administrative (“SG&A”) expenses consist primarily of employee-related expenses, including share-based payments expense, and costs to sell and market our products and services, non-production
equipment related depreciation, as well as the costs of managing our company overall, such as information technology, insurance, rent, professional fees, travel and other administrative expenses.
We expect our SG&A expenses to increase as we continue to expand our business. We expect to increase our salesforce in major markets, including the United States, Asia Pacific and Europe. We also expect to incur additional expenses as a result of operating as a public company, including increased legal and accounting costs, investor relations costs, higher insurance premiums and compliance costs.
Product Development Expenses
Product development costs primarily consist of employee labor costs for those employees engaged in product development activities, including the development, design and testing of new products. Other product development costs include tools, materials and equipment and other project costs related to product development. Product development costs are expensed as incurred.
Recently, our product development efforts have been focused on developing our modular charging architecture and advancing the development of other products and technologies. We expect our product development expenses to increase on an absolute basis and they may increase as a percentage of total revenue for the foreseeable future as we continue to invest in product development activities to achieve our full suite of planned products.
Foreign Exchange Gain/(Loss)
Foreign exchange gain/(loss) includes realized and unrealized exchange gains and losses. Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses result from the settlement of such transactions and from the translation at financial year-end
exchange rates of monetary assets and liabilities denominated in foreign currencies.
Depreciation Expenses
Depreciation expenses for production-related equipment are included in the cost of goods sold.
Non-production
depreciation expense which consists primarily of depreciation and amortization in relation to fixed assets, leased assets and leasehold improvements is included in selling, general and administrative expenses. Property, plant and equipment, excluding freehold land, is depreciated on a straight-line and reducing balance basis over the asset’s useful life to us, commencing when the asset is ready for use. Leased assets and leasehold improvements are amortized over the shorter of either the unexpired period of the lease or their estimated useful life.
The depreciation rates used for each class of depreciable asset are shown below:

Plant and equipment	12.5% to 33.34%
Furniture, fixtures and fittings	10.00%
Motor vehicles	33.34%
Office equipment	20.00%
Computer equipment	33.34%

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal. Any gain or loss arising on de-recognition
of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of profit or loss when the asset is derecognized.
At the end of each annual reporting period, the depreciation method, useful life and residual value of each asset is reviewed. Any revisions are accounted for prospectively as a change in estimate.
We intend to continue to expand our new production facility in the United States. To the extent we execute on this contemplated expansion, we expect our depreciation expenses to increase as a result.
Finance Costs
Finance costs consist primarily of the interest and borrowing costs incurred on (i) the Senior Loan Note Subscription Agreement, dated April 30, 2020, by and among Tritium Holdings, Commonwealth Bank of Australia, CBA Corporate Services (NSW) Pty Limited and HealthSpring Life & Health Insurance Company, among other parties, as amended on July 22, 2021 (collectively, the “CIGNA Loan”), and interest and borrowing costs related to the refinanced loan dated December 7, 2021, among the same parties as the original CIGNA Loan (“CIGNA Refinance Loan 2021”), as further refinanced by the Senior Loan Note Subscription Agreement dated September 2, 2022 by and among Tritium Holdings, CBA Corporate Services (NSW) Pty Limited, HealthSpring Life & Health Insurance Company, Inc, Cigna Health and Life Insurance Company, Barings Target Yield Infrastructure Debt Holdco 1 S.A.R.L, Martello Re Limited, REL Batavia Partnership, L.P., among other parties, as amended on 18 November 2022, and on and from 18 November 2022 also including Sunset Power Pty Ltd as trustee of St Baker Family Trust as accordion facility lender (“CIGNA Refinance Loan 2022”) and (ii) the St Baker term loan, dated December 23, 2022, by and between Tritium Pty Ltd and Sunset Power Pty Ltd as trustee of St Baker Family Trust, among other parties.
Other Income
Other income consists of government incentives such as the Australian federal government’s “JobKeeper” program, which aimed to support companies as a result of the
COVID-19
pandemic, bank interest received and gains on disposal of assets.
Results of Operations
Comparison of the Six Months Ended December 31, 2022 to the Six Months Ended December 31, 2021
The following table summarizes Tritium’s results of operations for the six months ended December 31, 2022 and 2021.

	Six Months Ended December 31,		Period-over-Period Change Six Months Ended December 31, 2022 to 2021
	2022	2021

	(in thousands, except percentages)		Change ($)	Change (%)
Revenue
Service and maintenance revenue, external parties	$4,376	$2,405	1,971	82%
Software revenue	101	5	96	1920%
Hardware revenue, external parties	66,579	41,952	24,627	59%
Hardware revenue, related parties	1,588	12,629	(11,041)	(87%)

Total revenue	72,644	56,991	15,653	27%
Cost of goods sold
Service and maintenance—cost of goods sold	(1,770)	(1,962)	192	(10%)

Hardware—cost of goods sold	(77,919)	(51,495)	(26,424)	51%
Total cost of goods sold	(79,689)	(53,457)	(26,232)	49%

Operating costs and expenses
Selling, general and administrative expense	(36,437)	(46,851)	10,414	(22%)
Product development expense	(7,114)	(6,521)	(593)	9%
Foreign exchange gain/ (loss)	102	152	(50)	(33%)

Total operating costs and expenses	(43,449)	(53,220)	9,771	(18%)

Loss from operations	(50,494)	(49,686)	(808)	2%

Finance costs	(15,471)	(11,581)	(3,890)	34%
Transaction and offering related fees	—	(640)	640	(100%)
Fair value movements—derivatives and warrants	9,607	(6,282)	15,889	(253%)
Other income	87	51	36	71%
Total other expense	(5,777)	(18,452)	12675	(69%)

Loss before income tax	(56,271)	(68,138)	11,867	(17%)

Income tax expense	0	0	0	0

Net (loss)	(56,271)	(68,138)	11,867	(17%)

Net (loss) per common share
Net (loss) per common share attributable to common shareholders	(56,271)	(68,138)	11,867	(17%)
Basic and diluted-common shares	(0.37)	(0.63)	0.26	(41%)
Basic and diluted-class C shares	—	(0.63)	0.63	(100%)
Other comprehensive income (loss) (net of tax)
Change in foreign currency translation adjustment	(435)	2,550	(2,985)	(117%)
Total other comprehensive income (loss)(net of tax)	(435)	2,550	(2,985)	(117%)

Total comprehensive	$(56,706)	$(65,588)	8,882	(14%)

Revenue
Revenue increased by $15.7 million, or 27.5%, from $57.0 million during the six months ended December 31, 2021, to $72.6 million during the six months ended December 31, 2022, primarily attributable to an increase in external hardware revenue of $24.6 million, offset by a decrease in related parties hardware revenue of $11.0 million.
Hardware Revenue
Hardware revenue consists of revenue generated from the sale of EV chargers. We have three major product lines: Stand Alone Chargers, Distributed Chargers and Other. Total hardware revenue (external and related party) increased by $13.6 million, or 24.9%, from $54.6 million during the six months ended December 31, 2021, to $68.2 million during the six months ended December 31, 2022 due to volume.
The number of Stand Alone Chargers sold increased by 660, or 47.7%, from 1,383 during the six months ended December 31, 2021, to 2,043 during the six months ended December 31, 2022. The average selling price of Stand Alone Chargers decreased by $3,103, or 11.8%, from $26,390 per unit during the six months ended December 31, 2021, to $23,287 per unit during the six months ended December 31, 2022. The decrease was due to a higher volume of lower powered versions which sell at a lower price.
Sales of Distributed Chargers increased by 67 sites, or 51.9%, from 129 sites for the six months ended December 31, 2021 to 196 sites for the six months ended December 31, 2022. This increase was due to higher market demand for high powered Distributed Chargers in 2022. The average selling price of Distributed Chargers decreased by $43,538, or 31.7%, from $137,456 per site during the six months ended December 31, 2021, to $93,918 per site during the six months ended December 31, 2022. This was primarily attributable to a change in the mix of configurations, with more smaller sites being sold in the recent period.

Service and Maintenance Revenue
Service and maintenance revenue increased by $2.0 million, or 82.0%, from $2.4 million during the six months ended December 31, 2021, to $4.4 million during the six months ended December 31, 2022, primarily due to a cumulative increase of units in the field along with higher revenue from Service Level Agreements.
Cost of Goods Sold
Cost of goods sold increased by $26.2 million, or 49.1%, from $53.5 million during the six months ended December 31, 2021, to $79.7 million during the six months ended December 31, 2022, primarily attributable start-up
expenses of ramping the Tennessee factory.
Hardware-Cost of Goods Sold
Hardware-cost of goods sold increased by $26.4 million, or 51.3%, from $51.5 million during the six months ended December 31, 2021, to $77.9 million during the six months ended December 31, 2022, primarily attributable to an overall increase in volume of chargers sold. The average cost of Stand Alone Chargers increased by $1,463 per unit, or 5.9%, from $24,608 per unit during the six months ended December 31, 2021, to $26,071 per unit during the six months ended December 31, 2022. This increase is due to inflation across several key components and semiconductors. The average cost of Distributed Chargers decreased by $22,936 per site, or 17.1%, from $133,798 per site during the six months ended December 31, 2021, to $110,862 per site during the six months ended December 31, 2022. This decrease is due to a higher mix of small sites being sold which reduces the components needed per site.
Service and Maintenance-Cost of Goods Sold
Service and maintenance-cost of goods sold decreased by $0.2 million, or 9.8%, from $2.0 million during the six months ended December 31, 2021, to $1.8 million during the six months ended December 31, 2022. The decrease was attributable to lower costs being incurred in the service department.
Segment Gross Profit (Loss)
Segment gross loss increased by $10.6 million, or 299.3%, from a segment gross profit of $3.5 million during the six months ended December 31, 2021, to a segment gross loss of $7.0 million during the six months ended December 31, 2022.
Segment gross margin on hardware revenue decreased from 5.7% during the six months ended December 31, 2021, to (14.3%) during the six months ended December 31, 2022, representing an increase to segment gross loss of $12.8 million, from a segment gross profit of $3.1 million during the six months ended December 31, 2021 to a Segment gross loss of $9.8 million during the six months ended December 31, 2022.
The decrease in segment gross margin on hardware revenue is primarily attributable an increase in segment gross loss for Stand Alone Chargers of $8.2 million from a segment gross profit of $2.5 million during the six months ended December 31, 2021 to a segment gross loss of $5.7 million during the six months ended December 31, 2022. The decline segment gross margin on Stand Alone Chargers resulted from inflation in the cost base and a higher portion of revenue from legacy agreements.
The increase in segment gross loss is also attributable to an increase in segment gross loss for Distribution Charges of $3.8 million from a segment gross profit of $0.5 million during the six months ended December 31, 2021 to a segment gross loss of $3.3 million during the six months ended December 31, 2022 and increase in segment gross loss for Other Charges of $0.9 million from a segment gross profit of $0.1 million during the six months ended December 31, 2021 to a segment gross loss of $0.7 million during the six months ended December 31, 2022.
Segment gross margin on service and maintenance revenue increased from 18.4% during the six months ended December 31, 2021, to 59.6% during the six months ended December 31, 2022, representing an increase in segment gross profit of $2.2 million, from a Segment gross profit of $0.4 million during the six months ended December 31, 2021 to a segment gross profit of $2.6 million during the six months ended December 31, 2022.

The increase is primarily due to a cumulative increase of units in the field along with higher revenue from Service Level Agreements.
Selling, General and Administrative Expenses
SG&A expenses decreased by $10.4 million, or 22.2%, from $46.9 million during the six months ended December 31, 2021, to $36.4 million during the six months ended December 31, 2022, primarily attributable to decreases in stock-based payment expenses (total of stock-based employee benefits expense and cash settled stock-based compensation expense) of $23.5 million. The overall decrease in SG&A expenses from stock-based compensation was offset by an increase primarily attributable to professional fees of $5.1 million, insurance of $3.0 million and wages, salaries and other employee benefits of $2.7 million. SG&A increases are driven by professional fees associated with facilitating the loans and all of the filings.
Product Development Expenses
Product development expenses increased by $0.6 million, or 9.1%, from $6.5 million during the six months ended December 31, 2021, to $7.1 million during the six months ended December 31, 2022, primarily attributable to the employment of more engineers to expedite the launch of next generation products.
Foreign Exchange Gain/(Loss)
Foreign exchange gain/(loss) expense decrease by $0.1 million, or 32.9%, from $0.2 million during the six months ended December 31, 2021, to $0.1 million during the six months ended December 31, 2022, primarily attributable to foreign exchange fluctuations and the volume of transactions denoted in foreign currency.
Finance Costs
Finance costs increased by $3.9 million, or 33.6%, from $11.6 million during the six months ended December 31, 2021, to $15.5 million during the six months ended December 31, 2022, primarily attributable to an increase in Other finance costs which represented an increase of $2.5 million from $0.7 million for the six months ended December 31, 2021 to $3.2 million for the six months ended December 31, 2022. This increase was attributable to the payment of the prepayment fee of $2.25 million on the CIGNA Refinance Loan 2021 and transaction costs of $0.8 million associated with the B. Riley facility. The increase is also attributable to interest expense incurred in connection with the CIGNA Refinance Loan 2021 and CIGNA Refinance Loan 2022 as a result of an increased principal amount, from $10.9 million for the six months ended December 31, 2021 to $12.2 million for the six months ended December 31, 2022.
Transaction and Offering Related Fees
Transaction and offering related fees decreased by $0.6 million, from $0.6 million during the six months ended December 31, 2021, to $0 million during the six months ended December 31, 2022, primarily attributable to professional fees that were incurred in relation to the Business Combination during the six months ended December 31, 2021. No such costs were incurred during the six months ended December 31, 2022.
Fair Value Movements- warrants and derivative
Losses on fair value movements- warrants and derivative decreased by $15.9 million, from a loss of $6.3 million during the six months ended December 31, 2021, to gain of $9.6 million during the six months ended December 31, 2022, primarily attributable to the change in value of the warrant liabilities of $9.6 million.

Liquidity and Capital Resources
Sources of Liquidity
We are an early-stage growth business and have funded our business operations primarily with the issuance of equity and through borrowings, along with cash from operations. Our primary cash requirements are for inventory, general operating wages, product development expenses and plant and equipment. Our short-term cash requirements and priorities are to fund the continued increase in manufactured goods, which will require larger volumes of inventory as orders increase in the normal course of business. Over the longer term, our liquidity requirements are expected to include expanding existing manufacturing facilities, and the possible funding of new manufacturing lines at our US facility, based on capacity needs and sales. We are exploring various options for additional financing to further expand our operational activities to meet customer demand. Due to the anticipated operating cash outflows for the next 12 months and the requirement under the CIGNA Refinance Loan 2022 that we maintain certain minimum liquidity levels, our ability to continue as a going concern is principally dependent upon the occurrence of one or more of the following: the successful and profitable growth of the business; our ability to meet our cash flow forecasts; and our ability to raise capital as and when necessary.
At December 31, 2022, Tritium had total stockholders’ deficit of $87.2 million and accumulated losses of $346.9 million, compared to total stockholders’ deficit of $40.5 million and accumulated losses of $290.7 million at June 30, 2022. Tritium incurred losses after tax of $56.3 million for the six months ended December 31, 2022 and $68.1 million for the six months ended December 31, 2021. As of December 31, 2022 and June 30, 2022, Tritium had cash and cash equivalents of $68.6 million and $70.8 million, respectively.
Cash and cash equivalents are held in GBP, USD, AUD and EUR.
Tritium incurred operating cash outflows of $78.7 million for the six months ended December 31, 2022. Operating cash outflows were $24.0 million for the six months ended December 31, 2021.
At December 31, 2022, Tritium had external borrowing facilities totaling $136.8 million (excluding related party loans), and are fully drawn. External borrowing facilities totaled to $88.3 million as at June 30, 2022. The terms of the external borrowing facilities, specifically the interest-bearing liabilities, require that Tritium maintain minimum liquidity reserve levels. They also require the mandatory repayment of the borrowings upon the occurrence of certain events, such as a change in control event.
CIGNA Loan
On September 2, 2022, the existing $90 million senior debt facility from Cigna & Barings was extended by $60 million to a $150 million facility which will be used to fund working capital to accelerate production, further product development, and support operations around the world.
The facility has a
3-year
term and 8.5% cash coupon supplemented with the issuance to the lenders or their affiliates of warrants for the purchase of ordinary shares of the Company, no par value (“Ordinary Shares”). The consortium providing the facility comprises Cigna Investments, Inc. (Cigna), the investment arm of Cigna Corporation, a U.S.-based global health services company, in addition to Barings LLC (Barings), a leading global financial services firm and subsidiary of MassMutual, a U.S.-based mutual insurance company and Riverstone Energy Limited.
This facility is secured against the present and after-acquired property of Tritium Holdings Pty Ltd and Tritium Pty Ltd.
Accordion Facility
On November 18, 2022, an amendment deed was entered into under which the Facility A Lenders, among other matters, provided an extended time period for the effective date under the Accordion Facility. Tritium entered into a loan agreement with Sunset Power Pty Ltd (“Sunset Power”) as trustee of the St Baker Family Trust on November 18, 2022 (“borrowing”). Finance of $ 10.0 million was obtained under this borrowing agreement which is an extension of the aforementioned CIGNA Loan via Sunset Power acceding to that facility.

The facility has a
3-year
term and 8.5% cash coupon supplemented with the issuance to the lenders or their affiliates of warrants for the purchase of ordinary shares of the Company. The borrowing is repayable via cash settlement on the termination date of the aforementioned CIGNA Loan.
This facility is secured against the present and after-acquired property of Tritium Holdings Pty Ltd and Tritium Pty Ltd.
As of December 31, 2022 the CIGNA Refinance Loan 2022 was fully utilized and Tritium had a cash balance of $68.6 million.
Working Capital Facility
Tritium entered into a secured term loan facility with Sunset Power Pty Ltd as trustee of St Baker Family Trust on December 23, 2022, under which Tritium borrowed an aggregate principal amount of $20 million. The outstanding balance of the term loan at December 31, 2022 was $19.6 million.
The term loan accrues interest at a rate of 9.50% per annum. Interest is to be paid in arrears on the last day of each interest period, any prepayment date and the final repayment date. The term loan facility is secured through the security held under the LNSA security trust, subject to the terms of an intercreditor arrangement which regulates priority as between the Facility A Lenders and Accordion Facility Lender (as the LNSA lenders) and the term facility lender.
The borrowings under the term loan are repaid through the fulfillment of specifically identified customer purchase orders.
National Australia Bank facility
Tritium has a NAB facility which is used for credit cards and other liabilities in the Group. The NAB facility is 100% supported by term deposits and is a non-interest
bearing facility. The total facility limit is $3.8 million and a total of $2.4 million is unused as at December 31, 2022.
Long-Term Liquidity Requirements
Tritium’s liquidity risks include that it will encounter difficulty in meeting its financial obligations as they become due (see also Note 1 to our condensed consolidated interim financial statements as of and for the six months ended December 31, 2022 and 2021 included elsewhere in this document for additional information). This risk gives rise to substantial doubt about the Company’s ability to continue as a going concern for one year from the filing date of this document.
The Company has implemented the following actions to address its short-term and long-term liquidity needs:
As a result of the Business Combination, the Company incurred $28.3 million in transaction costs, consisting of banking, legal and other professional fees, of which $16.7 million was recorded as a reduction to additional paid-in
capital of proceeds and the remaining $11.6 million was expensed in the condensed consolidated statements of operations. These fees are due to be paid at varying intervals between December 2022 and June 2023.
Additionally, on September 2, 2022 Tritium entered into an Ordinary Shares Purchase Agreement (the “Purchase Agreement”) and a Registration Rights Agreement (the “Registration Rights Agreement”) with B. Riley Principal Capital II, LLC (“B. Riley Principal Capital II”) to sell to B. Riley Principal Capital II up to $75,000,000 in aggregate gross purchase price of newly issued shares of the Company’s Ordinary Shares, from time to time during the term of the Purchase Agreement. Sales of Ordinary Shares pursuant to the Purchase Agreement, and the timing of any sales, are solely at the option of the Company, and the Company is under no obligation to sell any securities to B. Riley Principal Capital II under the Purchase Agreement. No sales have been made under the facility as at the date of this filing.

Long-term risks to liquidity also include requirements to purchase inventory if demand outpaces forecast, or if supply chain conditions continue to disrupt inventory management. Additional capital expenditure may be required to establish local production facilities in the future and to maintain general operations.
We manage our liquidity needs by carefully monitoring scheduled debt servicing payments for long-term financial liabilities as well as cash outflows required in the day-to-day
business. Funding for long-term liquidity needs is secured by committed debt facilities and potential future fundraising through extension of existing credit facilities, entry into new credit facilities and/or sales of our equity or debt securities. Additionally, we expect to be able to raise funds through cash exercises of our warrants.
While we have recently secured additional funding of $60.0 million though the refinancing of the CIGNA Refinance Loan 2022 and the ability to sell up to $75.0 million in Ordinary Shares though the committed equity facility established with B. Riley Principal Capital II, we will need to raise additional capital through loans or additional investments, including through issuance of securities. If we are unable to raise additional capital, we may be required to take measures to conserve liquidity, which could include curtailing operations and reducing overhead expenses. We cannot provide any assurance that new financing will be available to us on commercially acceptable terms, or at all. Sales of a substantial number of Ordinary Shares and/or warrants in the public market by selling securityholders and/or by our other existing securityholders, or the perception that those sales might occur, could depress the market price of our Ordinary Shares and warrants and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our Ordinary Shares and warrants.
Should we be unable to continue as a going concern, we may be required to realize our assets and extinguish our liabilities other than in the ordinary course of business, and at amounts that differ from those stated in our condensed consolidated interim financial statements included elsewhere in this document.
For the Six months ended December 31, 2022 and 2021
Cash Flows
The following table sets forth a summary of Tritium’s cash flows for the six months ended December 31, 2022 and 2021.

	Six Months Ended December 31,
	2022 $’000	2021 $’000
Net cash (used in) provided by:
Operating activities	(78,711)	(23,984)
Investing activities	(4,944)	(2,576)
Financing activities	78,909	28,708

Net increase (decrease) in cash and cash equivalents	(4,746)	2,148
Net Cash Used in Operating Activities
Net cash used in operating activities increased by $54.7 million, or 228.2%, from $24.0 million during the six months ended December 31, 2021, to $78.7 million during the six months ended December 31, 2022, primarily attributable to an increase in net loss after income tax adjusted for non-cash
items of $30.4 million. Additionally, net cash used in operating activities increased by $24.3 million, primarily attributed to an increase in working capital balances.

Net Cash Used in Investing Activities
Net cash used in investing activities increased by $2.4 million, or 91.9%, from $2.6 million during the six months ended December 31, 2021, to $4.9 million during the six months ended December 31, 2022, primarily attributable to an increase in payments for property, plant and equipment.
We intend to grow operations globally to full-scale manufacturing facilities, particularly with investment in our new facility in the United States. To the extent we execute on this contemplated manufacturing expansion, we expect our net cash used in investing activities to increase as a result.
Net Cash Provided by Financing Activities
Net cash provided by financing activities increased by $50.2 million, or 174.9%, from $28.7 million during the six months ended December 31, 2021, to $78.9 million during the six months ended December 31, 2022, primarily attributable to an increase in net proceeds from borrowings of $56.1 million, and offset by an increase in transaction costs related to borrowings of $5.8 million.
Critical Accounting Policies and Estimates
Management’s discussion and analysis of Tritium’s financial condition and results of operations is based on its condensed consolidated interim financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these condensed consolidated interim financial statements requires Tritium to make estimates and assumptions for the reported amounts of assets, liabilities, revenue, expenses and related disclosures. Tritium’s estimates are based on its historical experience and on various other factors that it believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and any such differences may be material.
Refer to Tritium’s Form
20-F
filed with the SEC on September 22, 2022 for information on accounting policies that are considered critical to the preparation of its financial statements, and the following updates in relation to stock based compensation:
During the six month period ended December 31, 2022, Tritium granted performance rights to its employees under the Short Term Incentive Plan (“STIP”) and the Employee Share Scheme (“ESS”).
Awards issued under the STIP and the ESS are equity-settled arrangements and are measured at the fair value of the awards on grant date. Awards issued under the STIP and the ESS are subject to fulfilment of service conditions. Additionally, awards issued under the STIP are also subject to certain performance conditions.
For the STIP, a Black-Scholes model was utilized to estimate the fair value of the expense incurred.
The fair value of the ESS is based on the share price on the grant date.
Where the service period has commenced prior to the grant date, or where the grant date is yet to be determined as it is subject to formal acceptance of offer letters, an estimate of the fair value of the award has been determined to record the requisite expense. The fair value on grant date is then estimated each subsequent reporting period until the grant date is determined. Tritium recognizes share-based compensation over the period during which an employee is required to provide a service in exchange for the award.
Further details as to the inputs into the fair value of the respective grants are outlined in Note 16 to Tritium’s condensed consolidated interim financial statements included elsewhere in this document.
We consider an accounting estimate to be critical if: (1) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (2) changes in the estimate that are reasonably likely to occur from period to period, or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations.

Management has discussed the development and selection of these critical accounting estimates with the Audit Committee of our board of directors. In addition, there are other items within our financial statements that require estimation, but are not deemed critical as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements.
Allowance for Credit Losses
The allowance for credit losses represents Tritium’s estimate of the expected lifetime credit losses inherent in Accounts receivable as of the balance sheet date. The adequacy of Tritium’s allowance for credit losses is assessed quarterly, and the assumptions and models used in establishing the allowance are evaluated regularly. Because credit losses can vary substantially over time, estimating credit losses requires a number of assumptions about matters that are uncertain. Changes in assumptions affect the selling general and administrative expenses on our condensed consolidated income statements and the allowance for credit losses contained within Tritium’s Accounts receivable, net on our condensed consolidated balance sheets. See Note 6 to Tritium’s audited condensed consolidated interim financial statements included elsewhere in this document for information regarding allowance for credit losses.
Nature of Estimates Required
Tritium reviews all debtors considering historical default rates and forward-looking information. Tritium notes that there have not been any material defaults in preceding years, and in completing its review, considered external information, including:

•	Consideration of changes in economic conditions including possible issues related to the COVID-19 pandemic;

•	Consideration of significant adverse changes in the operations of customers that would indicate increased risk;

•	Consideration of any significant changes in the regulatory, economic, or technological environment of customers that may result in an increase to the underlying default risk;

•	Consideration of any change in payment patterns by major customers; and

•	Consideration of credit risk of new customers.
Assumptions and Approach Used
Tritium’s allowance for credit losses is based on its assumptions regarding the probability of default of a customer given the period for which a receivable is overdue.
Sensitivity Analysis
Changes in the probability of default given Tritium default assumptions would affect the allowance for credit losses. The effect of the indicated increase/decrease in the assumptions is as follows:

Assumption	Change	Increase/Decrease (in millions)
Probability of default (lifetime)	+/-10%	$	+/-0.08
Provision for Impairment of Inventories
Nature of Estimates Required
The provision for impairment of inventories assessment requires a degree of estimation and judgement.

Assumptions and Approach Used
The level of the provision is assessed by taking into account the recent sales experience, the aging of inventories and other factors that affect inventory obsolescence.
Due to the uncertainty and potential volatility of the factors used in establishing our estimates, changes in our assumptions could materially affect our financial condition and results of operations. See Note 8 to Tritium’s condensed consolidated interim financial statements included elsewhere in this document for information regarding provision for impairment of inventories.
Warranty Provision
Nature of Estimates Required
Tritium provides manufacturer’s standard warranty on all EV chargers sold and offers extended warranty services separately from the standard warranty. Tritium has recognized a warranty provision on the basis that it is probable an outflow of cash or other economic resources will be required to settle the provision.
Assumptions and Approach Used
The provision is measured at the amount Tritium would rationally pay to settle the obligation at the end of the reporting period. Risks and uncertainties are taken into account in measuring a provision.
Due to the uncertainty and potential volatility of the factors used in establishing our estimates, changes in our assumptions could materially affect our financial condition and results of operations.

Assumption	Change	Increase/Decrease (in millions)
Number of months of warranty remaining (based on chargers sold and warranty lapsing)	+/-10%	$	+/-0.6
12 month average cost of warranty repair	+/-5%	$	+/-0.3
Nature of Estimates Required
We must make estimates and apply judgment in determining the provision for income taxes for financial reporting purposes. We make these estimates and judgments primarily in the following areas: (i) the calculation of tax credits, (ii) the calculation of differences in the timing of recognition of revenue and expense for tax reporting and financial statement purposes, as well as (iii) the calculation of interest and penalties related to uncertain tax positions. Changes in these estimates and judgments may result in a material increase or decrease to our tax provision, which would be recorded in the period in which the change occurs net of an existing full valuation allowance.
Assumptions and Approach Used
Tritium’s income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. This assessment, which is completed on a taxing jurisdiction basis, takes into account various types of evidence, including the following:

•
Nature, frequency, and severity of current and cumulative financial reporting losses.
A pattern of objectively measured recent financial reporting losses is heavily weighted as a source of negative evidence. We generally consider cumulative pre-tax
losses in the three-year period ending with the current quarter to be significant negative evidence regarding future profitability. We also consider the strength and trend of earnings, as well as other relevant factors. In certain circumstances, historical information may not be as relevant due to changes in our business operations;

•
Sources of future taxable income.
Future reversals of existing temporary differences are heavily weighted sources of objectively verifiable positive evidence. Projections of future taxable income exclusive of reversing temporary differences are a source of positive evidence only when the projections are combined with a history of recent profits and can be reasonably estimated. Otherwise, these projections are considered inherently subjective and generally will not be sufficient to overcome negative evidence that includes relevant cumulative losses in recent years, particularly if the projected future taxable income is dependent on an anticipated turnaround to profitability that has not yet been achieved. In such cases, we generally give these projections of future taxable income no weight for the purposes of our valuation allowance assessment; and

•
Tax planning strategies.
If necessary and available, tax planning strategies could be implemented to accelerate taxable amounts to utilize expiring carryforwards. These strategies would be a source of additional positive evidence and, depending on their nature, could be heavily weighted.

We record a valuation allowance equal to the excess of the balance of deferred tax assets over the balance of deferred tax liabilities in each individual jurisdiction applicable. However, the ultimate realization of our deferred tax assets is subject to a number of variables, including our future profitability within relevant tax jurisdictions, and future tax planning and the related effects on our cash and liquidity position. Accordingly, our valuation allowances may increase or decrease in future periods. See Note 5 to Tritium’s condensed consolidated interim financial statements included elsewhere in this document for information regarding income taxes.
Share-based Payment Transactions
Employees of Tritium receive remuneration in the form of stock-based arrangements under the Long Term Incentive Plan (“LTIP”), STIP and the ESS. Tritium has historically issued stock-based arrangements under the Loan Funded Share Plan (“LFSP”), however, no awards under the LFSP were granted during the six months ended December 31, 2022. Refer Note 15 to Tritium’s condensed consolidated interim financial statements included elsewhere in this document. Additionally, Tritium has historically issued stock-based arrangements under the Shadow Equity Plan (“SEP”), however, no awards under the SEP were granted during the six months ended December 31, 2022 and the SEP was fully vested at June 30, 2022.
Nature of Estimates Required
Estimating the fair value for share-based payment transactions requires a determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires a determination of the most appropriate inputs to the valuation model, including the expected life of the share option or appreciation right, volatility and dividend yield and assumptions made. As noted above, the fair value of stock based compensation is determined on the grant date, or where the grant date is yet to be determined, estimated at the end of the reporting period using a fair value.
Assumptions and Approach Used
Refer to Note 16 to Tritium’s condensed consolidated interim financial statements included elsewhere in this document for more information on the assumptions and approach used for valuation of share based payment transactions.
Sensitivity Analysis
The table below estimates the effect on share based payment expense of higher/lower assumptions (in millions):

Assumption	Change	Increase/Decrease - LTIP expense in millions	Increase/Decrease - STIP expense in millions
Share price	+/-10%	+/-0.04	+/-0.04

Under the LTIP and the STIP, the fair value of certain awards was estimated at the end of the reporting period, as the grant date could not be determined. The fair value was estimated based on Tritium’s stock price at December 31, 2022.
Useful Lives of Assets
Nature of Estimates Required
Tritium determines the estimated useful life and related depreciation charges for its property, plant and equipment and useful lives could change significantly as a result of technical innovations or other events. Depreciation charges will increase if useful lives are shorter than previously estimated, or if assets become technically obsolete.
Non-strategic
assets that have been abandoned or sold will be written off or written down. Estimating useful lives involves an estimate of timing of obsolescence and technological advances of assets.
See Tritium’s condensed consolidated interim financial statements as of and for the six months ended December 31, 2022 and 2021, included elsewhere in this document for information regarding useful lives and depreciation.
Fair Valuation of Warrant Liabilities
Nature of Estimates Required
Tritium is required to determine the fair value of its warrant liabilities based on the fair value of the warrants.
Sensitivity Analysis
The table below estimates the effect on warrant expense of higher/lower assumptions (in thousands)

Assumption	Change	Increase/Decrease - Derivative Fair value movement (in millions)
Change in warrant fair value	+/-10%	$ +/-($1.01)
For operating leases, the lease liability is measured at the present value of the unpaid lease payments at the lease commencement date. Tritium has several lease contracts that include extension and termination options.
Nature of Estimates Required
Tritium applies judgement in evaluating whether it is reasonably certain to exercise the option to renew or terminate a lease. After the commencement date, Tritium reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise an option to renew or to terminate (e.g., construction of significant leasehold improvements or significant customization of the leased asset). An additional key estimate and judgment is the determination of the discount rate. ASC 842, “
Leases”
requires a lessee to discount its unpaid lease payments using the interest rate implicit in the lease or, if that rate cannot be readily determined, its incremental borrowing rate.

Assumptions and Approach Used
Tritium includes the renewal period as part of the lease term for leases of property, plant and machinery with shorter noncancelable periods (e.g., three to five years). Tritium typically exercises its option to renew these leases because there would be a significant negative effect on production if a replacement asset was not readily available. The renewal periods for leases of plant and machinery with longer noncancellable periods (e.g., 10 to 15 years) are not included as part of the lease term, as such renewal options are not reasonably certain to be exercised. In addition, the renewal options for leases of motor vehicles are not included as part of the lease term because motor vehicles are typically not leased for more than five years and therefore renewal options are not exercised. Furthermore, the periods covered by termination options are included as part of the lease term only when they are reasonably certain not to be exercised.
Generally, Tritium cannot determine the interest rate implicit in the lease because it does not have access to the lessor’s estimated residual value or the amount of the lessor’s deferred initial direct costs.
Therefore, Tritium generally uses its incremental borrowing rate as the discount rate for the lease. The incremental borrowing rate is the rate of interest that Tritium would have to pay to borrow on a collateralized basis over a similar term for an amount equal to the lease payments in a similar economic environment.
Sensitivity Analysis
The table below estimates the effect on finance costs of higher/lower assumptions (in thousands):

Assumption	Basis point change	Increase/Decrease in finance cost
Change in discount rate	+/-100 bps	$	+/-0.0
No finance cost recognized in relations to leases. The net asset impact is zero.
Quantitative and Qualitative Disclosures About Market Risk
Foreign Currency Risk
We are exposed to foreign currency risk related to our revenue and operating expenses denominated in currencies other than USD. Tritium’s functional currency is USD, and our subsidiaries have AUD, EUR and GBP functional currencies.
The assets and liabilities of our company with functional currencies other than USD are translated into USD using the exchange rates at the reporting date. The revenues and expenses of such entities are translated into USD using the average exchange rates, which approximate the rates at the dates of the transactions, for the reporting period. All resulting foreign exchange differences are recognized in accumulated other comprehensive loss in shareholders’ deficit.
Net loss attributable to common stockholders is recognized in the Condensed Consolidated Statement of Operations and Comprehensive Loss when the foreign operation or net investment is disposed of.
For each entity, we determine the functional currency. Items included in the financial statements of each entity are measured using that functional currency. We use the step-by-step
method of consolidation.
We do not enter into financial instruments to hedge our foreign currency exchange risk, but we may in the future.
See Tritium’s accompanying condensed consolidated interim financial statements as of and for the six months ended December 31, 2022 and 2021 included elsewhere in this document.

Inflation Risk
Inflation has increased the cost of our products. This has been offset by favorable foreign exchange rates and an increase in our sales price. We do not believe, however, that currently inflation has had a material effect on our business, financial condition or results of operations.
Changes in Internal Control Over Financial Reporting
Other than disclosed below, there has been no change in the Company’s internal control over financial reporting during the six months ended December 31, 2022, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Internal Control Over Financial Reporting
In connection with the preparation and audit of Tritium’s condensed consolidated interim financial statements as of December 31, 2022 and 2021 and for the six months ended December 31, 2022 and 2021, material weaknesses were identified in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of Tritium’s annual or interim financial statements will not be prevented or detected on a timely basis.
The material weaknesses referenced above are described below:

•
Lack of appropriately designed, implemented and documented procedures and controls at both entity level and process level to allow for Tritium to achieve complete, accurate and timely financial reporting. This is pervasive across the entity-level and each of the key business processes, including controls over the preparation and review of account reconciliations and journal entries, revenue recognition processes, inventory existence processes and controls over information technology to ensure access to financial data is adequately restricted to appropriate personnel.

•
Segregation of duties has not been sufficiently established across the key business and financial processes. Given the size, nature of the organization and the current structure of the finance function, a lack of segregation of duties applied to the key business and financial processes across the organization has been identified. A consequence of the lack of segregation of duties is the heightened risk of fraud or material misstatement when no appropriate mitigating controls are in place.

•
Lack of personnel with appropriate knowledge and experience relating to U.S. GAAP and SEC reporting requirements to enable the entity to design and maintain an effective financial reporting process. A lack of knowledge and experience in these areas may lead to the Company being in breach of SEC financial reporting and other related requirements, especially given that the current finance function has not been designed to include sufficient accounting and financial reporting personnel with (i) the requisite knowledge and experience in the application of SEC financial reporting rules and regulations; and (ii) the appropriate expertise in the relevant U.S. accounting standards.

We have begun implementation of a plan to remediate these material weaknesses. These remediation measures are ongoing and include hiring additional accounting and financial reporting personnel and implementing additional policies, procedures and controls.
In order to maintain and improve the effectiveness of our internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight. Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an emerging growth company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could adversely affect the business and operating results and could cause a decline in the price of our Ordinary Shares. These material weaknesses will not be considered remediated until the mitigating controls have operated for the required period of time and until the operating effectiveness of the controls has been validated, through testing, by management.

Emerging Growth Company Accounting Election
Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging
growth companies, and any such election to not take advantage of the extended transition period is irrevocable. We are an “emerging growth company” as defined in Section 2(A) of the Securities Act and have elected to take advantage of the benefits of this extended transition period.
We expect to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public business entities and non-public
business entities until the earlier of the date we (a) are no longer an emerging growth company or (b) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. This may make it difficult or impossible to compare our financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used. See Note 1 to the condensed consolidated interim financial statements included elsewhere in this document for the recent accounting pronouncements adopted and the recent accounting pronouncements not yet adopted for the six months ended December 31, 2022 and the unaudited condensed consolidated interim financial statements as of and for the six months ended December 31, 2022 and 2021.
In addition, we intend to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an emerging growth company, we intend to rely on such exemptions, we are not required to, among other things: (a) provide an auditor’s attestation report on our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; (b) provide all of the compensation disclosure that may be required of non-emerging
growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (c) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the condensed consolidated interim financial statements (auditor discussion and analysis); and (d) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation.
We will remain an emerging growth company under the JOBS Act until the earliest of (a) the last day of our first fiscal year following the fifth anniversary of DCRN’s initial public offering, (b) the last date of our fiscal year in which we have total annual gross revenue of at least $1.235 billion, (c) the date on which we are deemed to be a “large accelerated filer” under the rules of the SEC with at least $700.0 million of outstanding securities held by non-affiliates
or (d) the date on which we have issued more than $1.0 billion in non-convertible
debt securities during the previous three years.

This Condensed Consolidated Financial Statements covers the consolidated entity consisting of Tritium DCFC Limited and its controlled entities (the “Group”). The Condensed Consolidated Financial Statements are presented in United States Dollars.
The registered office and principal place of business is:
Tritium DCFC Limited
48 Miller Street
Murarrie Queensland 4172

Condensed Consolidated Statements of Operations and Comprehensive Loss
For the six months ended December 31, (unaudited)

	Note	Six months to December 31, 2022 $’000	Six months to December 31, 2021 $’000
Revenue
Service and maintenance revenue – external parties	2	4,376	2,405
Hardware revenue – external parties	2	66,579	41,952
Hardware revenue – related parties	2	1,588	12,629
Software revenue	2	101	5

Total revenue		72,644	56,991

Cost of goods sold
Service and maintenance - costs of goods sold		(1,770)	(1,962)
Hardware – cost of goods sold		(77,919)	(51,495)

Total cost of goods sold		(79,689)	(53,457)

Selling, general and administration expense	3	(36,437)	(46,851)
Product development expense		(7,114)	(6,521)
Foreign exchange gain/(loss)		102	152

Total operating costs and expenses		(43,449)	(53,220)

Loss from operations		(50,494)	(49,686)

Other income (expense), net:
Finance costs	4	(15,471)	(11,581)
Transaction and offering related fees		—	(640)
Fair value movements – warrants and derivative	11	9,607	(6,282)
Other income		87	51

Total other expense		(5,777)	(18,452)

(Loss) before income taxes		(56,271)	(68,138)

Income tax expense	5	—	—

Net (loss)		(56,271)	(68,138)

Net (loss) per common share
Net (loss) attributable to common shareholders	14	(56,271)	(68,138)
Basic and diluted – common shares	14	(0.37)	(0.63)
Basic and diluted – class C shares	14	—	(0.63)
Weighted average shares outstanding
Basic and diluted – common shares		153,454,231	99,915,539
Basic and diluted – class C shares		—	8,047,417
Comprehensive Loss
Net (loss)		(56,271)	(68,138)
Other income (loss) (net of tax)
Change in foreign currency translation adjustment		(435)	2,550

Total other comprehensive income (loss) (net of tax)		(435)	2,550

Total comprehensive (loss)		(56,706)	(65,588)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Statements of Financial Position
As at December 31, (unaudited)

	Note	As of December 31, 2022 $’000	As of June 30, 2022 $’000
Assets
Cash and cash equivalents		68,551	70,753
Accounts receivable - related parties	6	183	16
Accounts receivable - external parties	6	59,960	30,816
Accounts receivable - allowance for expected credit losses	6	(743)	(275)
Inventory	7	106,858	55,706
Prepaid expenses		2,666	4,873
Deposits	8	25,586	15,675

Total current assets		263,061	177,564
Property, plant and equipment, net		15,031	11,151
Operating lease right of use assets		20,183	24,640

Total non-current assets		35,214	35,791

Total Assets		298,275	213,355

Liabilities and Shareholders’ Deficit
Accounts Payable	9	101,379	47,603
Borrowings	10	904	74
Related party borrowings	10/19	19,661	—
Contract liabilities	12	70,017	37,727
Employee benefits		2,692	2,653
Other provisions		2,246	27,623
Obligations under operating leases		2,995	4,020
Warrants	11	10,050	12,340
Other current liabilities		1,602	2,939

Total current liabilities		211,546	134,979
Obligations under operating leases		22,974	25,556
Contract liabilities	12	2,776	2,231
Employee benefits		295	217
Borrowings net of unamortized issuance costs	10	135,873	88,269
Related party borrowings	10/19	8,988	—
Other provisions		3,069	2,652

Total non-current liabilities		173,975	118,925

Total Liabilities		385,521	253,904

Commitments and Contingent liabilities			—
Shareholders’ Deficit
Common shares, no par value, unlimited shares authorized at December 2022 and June 2022, 156,310,918 shares issued as of December 2022 (153,094,269 as of June 2022), 156,310,918 shares outstanding as of December 2022 (148,893,898 shares outstanding as of June 2022)		237,779	227,268
Treasury shares, 3,015,188 as of December 2022 (4,200,371 as of June 2022)			—
Additional paid in capital		18,708	19,210
Accumulated other comprehensive income		3,205	3,640
Accumulated deficit		(346,938)	(290,667)

Total Shareholders’ deficit		(87,246)	(40,549)

Total Liabilities, and Shareholders’ Deficit		298,275	213,355

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Statements of Shareholders’ Deficit
For the six months ended December 31, 2022 (unaudited)

	Common Shares		Class C Shares		Treasury Shares		Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount	Amount	Amount
		$’000		$’000		$’000	$’000	$’000	$’000	$’000
Balance at June 30, 2022	153,094,269	227,268	—	—	(4,200,371)	—	19,210	3,640	(290,667)	(40,549)
Net loss	—	—	—	—	—	—	—	—	(56,271)	(56,271)
Other comprehensive loss for the period, net of tax	—	—	—	—	—	—	—	(435)	—	(435)
Issuance of Tritium DCFC Common Stock related to the Shadow Equity Plan	326,211	3,262	—	—	—	—	(3,262)	—	—	—
Issuance of Tritium DCFC ordinary shares related to related to the 1% share	552,347	3,389	—	—	—	—	(3,389)	—	—	—
Issuance of Tritium DCFC ordinary shares related to related to the LTIP	22,368	97	—	—	—	—	(97)	—	—	—
Issuance of Tritium DCFC ordinary shares related to related to B. Riley purchase agreement	112,236	741	—	—	—	—	—	—	—	741
Exercise of warrants	2,203,487	3,022	—	—	—	—	5	—	—	3,027
Stock-based compensation (1% share allocation)	—	—	—	—	—	—	3,521	—	—	3,521
Stock-based compensation (LFSP Share repayments )	—	—	—	—	—	—	806	—	—	806
Stock-based compensation (STIP)	—	—	—	—	—	—	491	—	—	491
Stock-based compensation (LTIP)	—	—	—	—	—	—	1,423	—	—	1,423
Loan forgiveness related to the Loan Funded Share Plan	—	—	—	—	1,185,183	—	—	—	—	—

Balance at December 31, 2022	156,310,918	237,779	—	—	(3,015,188)	—	18,708	3,205	(346,938)	(87,246)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Statements of Shareholders’ Deficit
For the six months ended December 31, 2021 (unaudited)

	Common Shares		Class C Shares		Treasury Shares		Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount	Amount	Amount
		$’000		$’000		$’000	$’000	$’000	$’000	$’000
Balance at June 30, 2021	73,254,797	92,809	5,468,249	4,383	(5,361,826)	—	5,601	(3,696)	(163,105)	(64,008)

Net loss	—	—	—	—	—	—	—	—	(68,138)	(68,138)
Other comprehensive income for the year, net of tax	—	—	—	—	—	—	—	2,550	—	2,550
Share-based payment compensation	(100,000)	—	—	—	100,000	—	5,935	—	—	5,935
Distribution reserve	—	—	—	—	—	—	(6,933)	—	—	(6,933)

Balance at December 31, 2021	73,154,797	92,809	5,468,249	4,383	(5,261,826)	—	4,603	(1,146)	(231,243)	(130,594)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Statements of Cash Flows
For the six months ended December 31, (unaudited)

	Six months to December 31, 2022 $’000	Six months to December 31, 2021 $’000
Cash flows from operating activities
Net loss	(56,271)	(68,138)
Reconciliation of net loss to net cash used in operating activities
Adjustments for non-cash items
Share-based employee benefits expense	5,435	28,912
Foreign exchange gains or losses	(364)	(152)
Depreciation expense	1,100	669
Fair value movements – warrants and derivative	(9,607)	6,282
Capitalized interest	6,942	10,885
Non-cash transaction costs on financing facility	841	—
Changes in operating assets and liabilities
Accounts receivable	(28,843)	(35,475)
Inventory	(51,152)	1,888
Accounts payable	32,014	23,007
Employee benefits	117	(12,459)
Other liabilities	24,293	28,330
Other assets	(3,218)	(7,733)

Net cash used in operating activities	(78,711)	(23,984)

Cash flows from investing activities
Payments for property, plant and equipment	(4,944)	(2,576)

Net cash used in investing activities	(4,944)	(2,576)

Cash flows from financing activities
Proceeds from borrowings – external parties	150,000	28,645
Proceeds from borrowings – related parties	30,000	—
Proceeds from convertible notes including derivative	—	73
Repayment of borrowings – external parties	(95,205)	(10)
Repayment of borrowings – related parties	(45)	—
Transaction costs for borrowings	(5,841)	—

Net cash provided by financing activities	78,909	28,708

Effects of exchange rate changes on cash and cash equivalents	2,544	(3)
Net increase (decrease) in cash and cash equivalents	(4,746)	2,148
Cash and cash equivalents at the beginning of the period	70,753	6,157

Cash and cash equivalents at the end of the period	68,551	8,302

Supplemental information to the condensed consolidated statement of cash flows:

Classification	Description	Six months to December 31, 2022 $’000	Six months to December 31, 2021 $’000
Operating	Cash paid for interest, net of amounts capitalised	7,962	2,238
Investing	Non-cash movements in relation to property, plant and equipment	256	—
Investing	Non-cash movement in relation to Right of Use Assets	(96)	210
Investing	Cash paid in relation to lease liabilities	1,755	1,497
Financing	Cashless conversion of warrants into common shares	3,022	—
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The principal accounting policies adopted in the preparation of the condensed consolidated interim financial statements are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated.
Basis of preparation
The accompanying condensed consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
For the purpose of these condensed consolidated interim financial statements, intercompany accounts, transactions, and profits are eliminated in consolidation.
The interim financial data as of December 31, 2022 and for the six months ended December 31, 2021 is unaudited. In the opinion of management, the interim financial data includes all adjustments, consisting only of normal recurring adjustments, necessary to a fair statement and presentation of the results for the interim periods.
The results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year. Reference should be made to the financial statements contained in our Annual Report on Form
20-F
for the year ended June 30, 2022.
We present our condensed consolidated interim
financial statements on the basis of our fiscal year ending June 30. All references to years in these condensed consolidated interim financial statements refer to the ending or ended on June 30 of that year. The year-end
condensed balance sheet data was derived from audited financial statements but does not include all disclosures required by accounting principles generally accepted in the United States of America.
Description of Business and General information
On May 25, 2021, Tritium DCFC Limited (“Tritium DCFC”) entered into a Business Combination agreement (the “Business Combination Agreement” or “BCA”) with Tritium Holdings Pty Ltd (“Tritium Holdings”) and Decarbonization Plus Acquisition Corporation II (“DCRN”). On January 13, 2022 (the “Closing Date”), the BCA was consummated and Tritium Holdings and DCRN became wholly owned subsidiaries of Tritium DCFC (the “Business Combination”).
Principles of consolidation
The Business Combination has been accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with accounting principles generally accepted in the United States. Under this method of accounting, Tritium DCFC and DCRN have been treated as the “acquired” companies for financial reporting purposes. For accounting purposes, Tritium Holdings has been deemed to be the accounting acquirer in the transaction and, consequently, the transaction has been treated as a recapitalization of Tritium Holdings (i.e., a capital transaction involving the issuance of shares by Tritium Holdings for the net assets of DCRN, accompanied by a recapitalization of Tritium Holdings). Consequently, Tritium Holdings has been deemed the accounting predecessor, meaning that Tritium Holdings’ consolidated assets, liabilities and results of operations have become the historical financial statements of the Group.
Additional details related to the accounting for the BCA have been disclosed in the consolidated financial statements of Tritium DCFC Limited for the year ended June 30, 2022.
Subsidiaries
Subsidiaries are all entities (including structured entities) over which the Company (being the parent entity of the Tritium DCFC Group) has control. All subsidiaries except for DCRN have a reporting year end of June 30. DCRN has a reporting year end of December 31. We present our consolidated financial statements on the basis of our fiscal year ending June 30. All references to years in these consolidated financial statements refer to the fiscal year ending or ended on June 30 of that year.
Presentation
The condensed consolidated financial statements are presented in United States dollars which is the Group’s reporting currency. All amounts disclosed in the condensed consolidated financial statements relate to the Group unless otherwise stated. The condensed consolidated financial statements have been prepared on the historical cost basis, except for derivative financial instruments, warrants and share-based compensation that have been measured at fair value.
Going concern basis
In the opinion of management, these unaudited condensed consolidated interim financial statements reflect a fair statement of our results of operations and financial condition for the periods, and at the dates, presented.
The results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year. Reference should be made to the financial statements for the year ended June 30, 2022.

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

The
 Group incurred
an operating loss after income tax of $56.3 million (December 31, 2021: $68.1m) and operating cash outflows of $78.7 million
(December 31, 2021
: $23.9m) for the half year ended December 31, 2022. As at December 31, 2022 the Group had a total shareholders’ deficit of $87.2 million (
June 30, 2022
: $40.5m).
The Board approved cashflow forecasts for the Group indicate that the Group will continue to incur operating cash outflows for at least 12 months from the date of this report to fund its expansion strategy. In addition, as detailed in Note 10, the Group has external borrowing facilities that require the Group to maintain minimum liquidity reserve levels throughout the terms of arrangement. While management has been successful in securing a level of additional funding, it is likely that additional working capital will be required to fund operating cashflows. The Group is currently assessing funding options from various sources. The above events and conditions raise substantial doubt about the Group’s ability to continue as a going concern and therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business. In determining the Group’s ability to continue as a going concern, management has considered the following:

•
Demand for goods: The demand for products provided by the Group has increased significantly over the past 24 months and is forecast to continue. The Group had a sales backlog of $159 million as at balance sheet date, which is expected to result in a significant increase in revenue for the calendar year ended December 31, 2023. The Group has invested heavily in its inventory balance to fulfil these sales orders, supporting an accelerated production ramp.

•
Path to profitability: The Group’s scale in 2023 through the investments already made is expected to enable improved gross margins for its products and the ability for it to fund its own working capital requirements in future periods. The group is expecting to turn EBITDA positive during the first half of calendar year 2024.

•
Support from lenders and shareholders: The Group has demonstrated an ability to raise capital over a long period of time, stretching back to 2012, to fund R&D and operational expansion through loss making periods. St Baker group, Tritium’s largest shareholder, has injected debt and equity on more than 10 separate occasions since 2013. During the current period, the Group was successful in raising $180 million through three debt facilities. This has demonstrated the Group’s continued relationships with debt lenders to provide the necessary capital to support increased production and cash flow requirements over the next 12 months.

•
Customer wins: The Group continues to solidify its position as the #2 supplier of DC fast chargers in ANZ, US and Europe, and is expecting a significant increase in revenue this year based on strong sales backlog. With the investment in the Tennessee factory already made, Tritium is well-positioned to benefit from demand for Buy America-compliant EV fast chargers, driven by funding from the National Electric Vehicle Infrastructure (“NEVI”) Formula Program and the Inflation Reduction Act.

•	Regulatory or operational framework: No major changes to the Group’s operational framework, including supplier management, customer mix, the Group’s workforce, are expected for the foreseeable future.
In considering the circumstances above, the Directors believe the Group will be successful in the above matters as the Group and its ultimate parent have a strong history of being able to raise capital from debt and equity sources and accordingly, that the going concern basis of preparation is appropriate.
Should the Group be unable to continue as a going concern, it may be required to realise its assets and extinguish its liabilities other than in the ordinary course of business, and at amounts that differ from those stated in the financial statements. These condensed consolidated interim financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts or classification of liabilities and appropriate disclosures that may be necessary should the Group be unable to continue as a going concern.
Recently adopted accounting standards
The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended June 30,
2022 and the adoption of new and amended accounting standards did not have a material impact on the Group’s interim condensed consolidated financial statements.
In May 2021, the FASB issued Accounting Standards Update (“ASU
2021-04”)
“Earnings Per Share (Topic 260)” and is effective for fiscal years beginning after December 15, 2021. This amendment provides that for an entity that presents earnings per share (EPS) in accordance with Topic 260, the effects of a modification or an exchange of a freestanding equity-classified written call option that is recognised as a dividend should be an adjustment to net income (or net loss) in the basic EPS calculation. The adoption of this standard did not have any impact on the Group’s condensed consolidated financial statements.
In October 2021, the FASB issued Accounting Standards Update (“ASU
2021-08”)
“Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” and is effective for fiscal years beginning after December 15, 2022. This amendment requires that an entity (acquirer) recognize, and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. At the acquisition date, an acquirer should account for the related revenue contracts in accordance with Topic 606 as if it had originated the contracts. The adoption of this standard did not have any impact on the Group’s condensed consolidated financial statements.

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

Recently issued accounting standards
In August, 2020, the FASB issued Accounting Standards Update (“ASU
2020-06”)
“Debt—Debt with Conversion and Other Options (Subtopic
470-20)
and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic
815-40)”.
The amendments are effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. The amendments in this update affect entities that issue convertible instruments and/or contracts indexed to and potentially settled in an entity’s own equity. The new ASU eliminates the beneficial conversion and cash conversion accounting models for convertible instruments. It also amends the accounting for certain contracts in an entity’s own equity that are currently accounted for as derivatives because of specific settlement provisions. In addition, the new guidance modifies how particular convertible instruments and certain contracts that may be settled in cash or shares, impact the diluted EPS computation. The Group expects to apply the exemption available under Section 7(a)(2)(B) of the Securities Act and adopt ASU
2020-06
for fiscal years beginning after December 15, 2023.
In November 2021, the FASB issued ASU
No. 2021-10,
“Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance,” which requires entities to disclose annually its transactions with a government accounted for by applying a grant or contribution accounting model by analogy. The disclosure requirement includes information about the nature of the transactions and the related accounting policy used to account for the transactions, the line items on the balance sheet and income statement that are affected by the transactions, and the amounts applicable to each financial statement line, and significant terms and conditions of the transactions, including commitments and contingencies. The guidance will be effective for annual reporting periods beginning after December 15, 2021. Early application is permitted. This guidance is not applicable to the Company as it has not received any government assistance during the six months ended December 31, 2022.
Use of estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
Significant items subject to such estimates and assumptions include but are not limited to: determining the lease term of contracts with renewal and termination options, discount rates, share-based compensation, estimation of the fair value of derivatives and warrants, estimation of useful lives of assets, impairment of assets, taxes, employee benefits provisions and warranty provision. Management bases its estimates on historical experience and on various other assumptions believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from those estimates due to risks and uncertainties and may be material.
Revenue recognition
Bill and hold transactions
In certain circumstances, the Group’s customers may request the Group store products on the customer’s behalf until the customer is ready to collect or have the goods delivered to their specified location. This may arise if customers are not ready to take delivery as a result, generally, of delays in their site construction and rollout or obtaining necessary customs clearances. In these situations, we have concluded that the transfer of control of these products to the customer occurs when the finished products are ready for delivery to the customer. In assessing the transfer of control in these
“bill-and-hold”
arrangements, we assess whether the Group has:

•	billed the customers in full;

•	made the products available for the customer, end of line testing of the product is completed and notification made of the completion of manufacture;

•	identified the product physically and systematically as belonging to a specific customer and segregated in our warehouse; and

•	the Group does not have the ability to direct the product to a different customer.
In assessing
bill-and-hold
arrangements, the Group is required to make a judgement on whether there is commercial substance to the customer’s request and that the customer agrees that control has passed and the Group has the right to bill the customer.

2.	REVENUE

	Six months to December 31, 2022 $’000	Six months to December 31, 2021 $’000
(a) Revenue from contracts with customers
Sale of hardware – external parties	66,579	41,952
Sale of hardware – related parties	1,588	12,629
Sale of service and maintenance – external parties	4,376	2,405
Sale of software – external parties	101	5

Total revenue	72,644	56,991

Sale of hardware reflects the revenues from the sale of electric vehicle chargers. Hardware revenue is broken down into the sale of Stand Alone, or Distributed Chargers, or other products provided to customers. This revenue is recognized at a point in time when the performance obligations per the terms of a contract are satisfied. Depending on specific contract terms, this may be at delivery or dispatch, or when bill and hold criteria are met.
Service and maintenance revenues can reflect either a point in time or an overtime obligation dependent on the services provided. The substantial portion of service and maintenance revenue is satisfied at a point in time, with the exception of Service Level Agreements which are recorded overtime. Details on the reportable segments have been referenced in Note 13, Segment Reporting.

3.	SELLING, GENERAL AND ADMINISTRATION EXPENSE

	Six months to December 31, 2022 $’000	Six months to December 31, 2021 $’000
Equity settled share-based employees benefits expense	(5,435)	(12,019)
Cash settled share-based compensation expense	—	(16,893)
Wages, salaries and employee benefits	(13,146)	(10,400)
Depreciation	(658)	(669)
IT and communications	(3,285)	(2,788)
Occupancy	(1,721)	(1,599)
Sales and marketing	(429)	(201)
Insurance	(3,326)	(303)
Professional fees	(6,731)	(1,583)
Expected credit losses on trade receivables	(459)	133
Bad debt expenses	—	(2)
Travel, meals, and accommodation expenses	(913)	(242)
Other administration expenses	(334)	(227)
Other operating expenses	—	(58)

Total selling, general and administration expense	(36,437)	(46,851)

4.	FINANCE COSTS

	Six months to December 31, 2022 $’000	Six months to December 31, 2021 $’000
Interest on debt and borrowings (Note 10)	(12,242)	(10,891)
Other finance costs	(3,229)	(690)

Total finance costs	(15,471)	(11,581)

5.	INCOME TAX EXPENSE
There is no provision for income taxes because the Group has historically incurred operating losses and maintains a full valuation allowance against its net deferred tax assets.
The Group’s loss before provision for income taxes for the 6 months ended December 31, 2022, and 2021 was generated in Australia.

5.	INCOME TAX EXPENSE CONTINUED

As a result, any material income tax results arise in foreign jurisdictions.
A reconciliation of the statutory income tax rate to the Group’s effective income tax rate is as follows:

	Six months to December 31, 2022 $’000	Six months to December 31, 2021 $’000
Tax at the statutory tax rate of 30%	(16,881)	(20,654)
Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Foreign tax rate differential	1,081	484
Non-deductible items	1,968	6,625
Impact of foreign exchange rates	(129)	—
Current year tax losses and changes in valuation allowance 1	13,961	13,545

Effective income tax	—	—

1	Net operating losses and temporary differences for which a valuation allowance has been recorded.
Net deferred tax assets as of December 31, 2022, and June 30, 2022, consisted of the following:

	December 31, 2022 $’000	June 30, 2022 $’000
Deferred tax assets
Unused tax losses	78,073	62,717
Employee entitlements	1,362	1,294
Warranties	1,659	1,571
Lease liabilities	7,791	8,871
Other	1,810	3,987

Total deferred tax assets	90,695	78,440

Deferred tax liabilities
Right of use assets	(6,055)	(7,392)

Total deferred tax liabilities	(6,055)	(7,392)

Valuation allowance applied	(84,640)	(71,048)

Net deferred tax assets	—	—

Changes in deferred taxation allowance
Opening balance – July 1	(71,048)	(44,584)
(Increase) in deferred tax assets (excluding losses)	(13,592)	(25,901)
(Increase) recorded to income tax provision	—	—
Other movements including foreign currency and rate differential	—	(563)

Valuation allowance on tax losses – December 31, 2022, and June 30, 2022	(84,640)	(71,048)

The Group has not recorded any amounts for net operating losses and deferred tax assets as of December 31, 2022, and June 30, 2022. The material component represents net operating losses for which a full valuation allowance has been recorded.
The Group’s historical tax losses predominantly arose in Australia. On December 31, 2022, and December 31, 2021, there are $238.5 million and $135.6 million respectively available indefinitely for offsetting against future taxable profits of the companies in which the losses arose, subject to certain tests being met. The losses are subject to confirmation with taxing authorities and the lodgement and finalization of income tax returns. The actual losses available on lodgement of these returns may be different. The future use is also uncertain due to Group operations, continuity of ownership limitations, tax law changes and compliance with existing tax law. Consequently, a full valuation allowance has been recorded as of December 31, 2022 and June 30, 2022.

6.	ACCOUNTS RECEIVABLE, NET OF ALLOWANCE FOR EXPECTED CREDIT LOSSES

	December 31, 2022 $’000	June 30, 2022 $’000
Trade receivables – external parties	57,677	28,559
Trade receivables – related parties	183	16

Total trade receivables	57,860	28,575
Less: Allowance for expected credit losses	(743)	(275)
Sales tax receivable	650	1,150
Other receivables	1,633	1,107

Accounts receivable, net of allowance for expected credit losses	59,400	30,557

Consolidated	Expected credit loss rate		Carrying amount		Allowance for expected credit losses
	December 31, 2022	June 30, 2022	December 31, 2022	June 30, 2022	December 31, 2022	June 30, 2022
	%	%	$’000	$’000	$’000	$’000
Less than 30 days past due	—	—	46,980	16,337	—	—
30 to 60 days past due	—	—	3,405	1,674	—	—
61 to 90 days past due	—	—	468	710	—	—
Greater than 90 days past due	10.6	2.8	7,007	9,854	(743)	(275)

			57,860	28,575	(743)	(275)

Provision	December 31, 2022	June 30, 2022
Opening balance of provision – July 1	(275)	(227)
Provision created during the year	(458)	(255)
Recoveries during the year	—	171
Foreign currency translation movements	(10)	36

Closing balance of provision – December 31 and June 30	(743)	(275)

7.	INVENTORY

	December 31, 2022 $’000	June 30, 2022 $’000
Raw materials and consumables	94,835	45,337
Work in progress	5,769	4,561
Finished goods	5,673	3,457
Stock in transit	1,275	2,845
Inventory obsolescence provision	(694)	(494)

Total inventory	106,858	55,706

Inventory has been recorded at the lower of cost or net realisable value. Inventories recognized as an expense during the six-months
ended December 31, 2022, amounted to $47.8 million ($40 million as of December 31, 2021). A total of $0.7 million is recognized in inventory obsolescence provisions at December 31, 2022 ($0.5 million as of June 30, 2022).

8.	DEPOSITS

Current assets	December 31, 2022 $’000	June 30, 2022 $’000
Term deposits held against bank guarantees	3,705	3,796
Supplier deposits	21,881	11,879

Total current deposits	25,586	15,675

Supplier deposits are funds paid by the Group to suppliers for manufacturing and prepayments for services or utilities to be provided and invoiced later by the supplier.

9.	ACCOUNTS PAYABLE

Current liabilities	December 31, 2022 $’000	June 30, 2022 $’000
Trade and other payables	97,242	38,887
Tax payables	4,137	8,623
Related party payables	—	93

Total accounts payable	101,379	47,603

Trade and other payables are unsecured,
non-interest
bearing and are normally settled within 30 days. The carrying amounts are a reasonable approximation of fair value. Trade and other payables balances are comprised of third-party trade payables, accrued expenses, VAT and sales tax payable goods received but not yet invoiced and other payables. This includes transaction costs in relation to the business combination that were previously recognised as provisions, which have now been classified as trade and other payables where the amounts are known. Tax payables are sales taxes and indirect taxes (that have arisen from the loan forgiveness attributed as part of the transaction).

10.	BORROWINGS

Current liabilities	December 31, 2022 $’000	June 30, 2022 $’000
Interest-bearing borrowings – external parties	901	—
Interest-bearing borrowings – related parties	19,661	—
Credit card liability	3	74

Current liabilities	20,565	74

Interest-bearing borrowings – external parties	135,873	88,269
Interest-bearing borrowings – related parties	8,988	—

Total borrowings	165,426	88,343

10.	BORROWINGS CONTINUED

Borrowings Rollforward	December 31, 2022 $’000	June 30, 2022 $’000
Opening Balance – July 1	88,343	80,332
Drawdowns of facilities	180,000	117,527
Transaction costs paid	(16,496)	(3,888)
Repayment of borrowings	(92,929)	(72,407)
Accrued Interest	6,942	12,761
Conversion of convertible notes	—	(42,570)
Credit card borrowings	(70)	49
Foreign currency translations movements	(364)	(3,461)

Closing Balance – December 31 and June 30	165,426	88,343

Non-current
borrowings
Senior Loan Note Subscription Agreement
On September 2, 2022, the existing $90 million senior debt facility from Cigna & Barings has been extended by $60 million to a $150 million facility which will be used to fund working capital to accelerate production, further product development, and support operations around the world.
The facility has a
3-year
term and 8.5% cash coupon supplemented with the issuance to the lenders or their affiliates of warrants for the purchase of ordinary shares of the Company. The consortium providing the facility comprises long-term supporter Cigna Investments, Inc. (Cigna), the investment arm of Cigna Corporation, a U.S.-based global health services company, in addition to Barings LLC (Barings), a leading global financial services firm and subsidiary of MassMutual, a U.S.-based mutual insurance company, Riverstone Energy Limited.
This facility is secured against the present and after-acquired property of Tritium Holdings Pty Ltd and Tritium Pty Ltd.
The facility has a number of conditions including the following Financial Covenants commencing on 31 March 2024.
Total Leverage Ratio (TLR) must not be greater than the corresponding level specified below in respect of the Compliance Date:

•	TLR of 8.00x for March 31, 2024

•	TLR of 5.00x for June 30, 2024

•	TLR of 4.00x for September 30, 2024

•	TLR of 3.50x for December 31, 2024

•	TLR of 2.50x for March 31, 2025 and each compliance date thereafter
Total Interest Cover Ratio (TIR) must not be less than the corresponding level specified below in respect of that Compliance Date:

•	TIR of 1.00x for March 31, 2024

•	TIR of 1.50x for June 30, 2024

•	TIR of 1.75x for September 30, 2024

•	TIR of 2.00x for December 31, 2024

•	TIR of 3.00x for March 31, 2025 and each compliance date thereafter
It also requires the Group to maintain a minimum liquidity balance of $ 25 million. On November 18, 2022, the Group’s liquidity fell below the minimum required amount which has been notified to the lenders simultaneously with the execution of the Accordion Facility permitted by the senior debt facility agreement (see below), allowing the Group to restore the minimum liquidity balance by November 23, 2022.
As a result of the Group’s ability to restore the minimum liquidity balance and to present expected future inflow of funds and expected timing, the lenders confirmed on December 12, 2022:

•	the remediation of this event to their satisfaction, and accordingly no Review Event Notice will be issued;

•
to waive any event of default which occurred as a result of a breach of a representation, warranty, condition or undertaking made in entering into the Accordion Facility when being under the minimum liquidity balance.

10.	BORROWINGS CONTINUED

Accordion Facility
The Group entered into a loan agreement with Sunset Power Pty Ltd (“Sunset Power”) as trustee of the St Baker Family Trust on November 18, 2022 (“borrowing”). Finance of $ 10.0 million was obtained under this borrowing agreement.
The borrowing attracts interest at the coupon rate of 8.5%. This accrued interest on the borrowing is capitalized into the balance of the loan and is repayable in full with the principal at termination date. The borrowing is repayable via cash settlement on the termination date of November 18, 2025.
This facility is secured against the present and after-acquired property of Tritium Holdings Pty Ltd and Tritium Pty Ltd.
Working capital facility
Sunset Power as trustee of the St Baker Family Trust has also provided a $20.0 million working capital facility (“Working Capital Facility”) on December 23, 2022 and was drawn down in full on December 30, 2022. The drawdown was subject to a 2% commitment fee. The Working Capital Facility attracts interest at a coupon rate of 9.5% on
360-day
compounding, payable quarterly. Repayment of the Working Capital Facility is linked to the fulfillment of specifically identified customer Purchase Orders—once a customer is invoiced , Tritium will repay the corresponding portion of the facility.
NAB Facility
The Group has a NAB facility which is used for credit cards and other liabilities in the Group. The NAB facility is 100% supported by term deposits and is a non-interest
bearing facility. The total facility limit is $3.8 million and a total of $2.4 million is unused as at December 31, 2022.

11.	WARRANTS
During the six months ended December 31, 2022, the Group issued 2,166,229 warrants in conjunction with refinancing of the senior debt facility and the Accordion facility. The warrants vest in three equal tranches over a period of eighteen months and entitle the holder to purchase one share of the Group’s common stock, at an exercise price of $0.0001 per share. The terms of the warrants also allow a ‘cashless exercise’ by the holder, at their discretion, wherein, the Group will deliver a net number of shares to the holder, without any cash receipts. The terms of the warrants also provide for a minimum guaranteed value that will be delivered by the Group to the holder of the warrants, varying with the date on which the warrants are exercised. Any shortfall in the guaranteed value may be delivered by the Group in the form of additional ordinary shares or cash, at its discretion, except where the delivery of additional ordinary shares will result in the holder acquiring an equity interest in the group exceeding 10% (or 20% with its affiliates), in such situations the additional guaranteed value must be delivered in cash.
The Group evaluated the warrants and concluded that they do not meet the criteria to be classified within stockholders’ equity. This is primarily based on the fact that the Group may be obligated to deliver cash to the warrant holders, to deliver the minimum guaranteed value. As such, the warrants have been classified as a financial liability instrument, measured at fair value with subsequent changes in fair value recorded in the statement of profit or loss.
The Group has previously issued Public and Private warrants, the accounting treatment for which has been discussed in detail in the Group’s financial statements for the year ended June 30, 2022.
Fair Value Measurements
The fair values of the Group’s financial assets and financial liabilities reflect the amounts that would be received to sell the assets or paid to transfer the liabilities in an orderly transaction between market participants at the measurement date (exit price).
The fair value of the Group’s long-term debt with fixed interest rates is based on market prices, if available, or expected future cash flows discounted at the current interest rate for financial liabilities with similar risk profiles (level 2 fair value hierarchy). Based on this assessment the fair value of the Group’s long-term debt is materially the same as the carrying value.
The Group’s assets and liabilities that were measured at fair value on a recurring basis were as follows:

	Fair Value Measured as at December 31, 2022
	level 1	level 2	level 3	Total
	$’000	$’000	$’000	$’000

Public warrant liabilities	2,645	—	—	2,645
Private warrant liabilities	—	71	—	71
Other warrant liabilities	—	7,335	—	7,335

Total	2,645	7,406	—	10,050

11.	WARRANTS CONTINUED

The following table presents a summary of the changes in the fair value of the Group’s warrant liability:

	Public warrants		Private warrants		Other warrants		Total
	Number of warrants	Amounts	Number of warrants	Amounts	Number of warrants	Amounts	Number of warrants	Amounts
		$’000		$’000		$’000		$’000
Balance as at July 1, 2022	9,037,130	12,019	241,147	321	—	—	9,278,277	12,340
Warrants issued	—	—	—	—	2,166,229	10,355	2,166,229	10,355
Warrants exercised and equity issued	(10,146)	(18)	—	—	(631,819)	(3,025)	(641,965)	(3,043)
Change in fair value	—	(9,356)	—	(250)	—	5	—	(9,602)

Balance as at December 31, 2022	9,026,984	2,645	241,147	71	1,534,410	7,335	10,802,541	10,050

12.	CONTRACT LIABILITIES

Current liabilities	December 31, 2022 $’000	June 30, 2022 $’000
Customer advance deposits	65,217	33,508
Unearned revenue	4,800	4,219

Non-current liabilities
Customer advance deposits	1,357	847
Unearned revenue	1,419	1,384

Total contract liabilities	72,793	39,958

It is expected that the performance obligations recognized as current contract liabilities which are yet to be satisfied as of December 31, 2022, will be recognized in revenue in the next 12 months.
Unearned revenue represents the sale of extended warranties which is recognized as revenue over the term of the extended warranty.
Customer advance deposits represent advance payments for products, which are made at the time the order is placed and are recorded as revenue once the performance obligation is satisfied.

13.	SEGMENT REPORTING
The following table presents revenue by the Group’s reportable segments:

	Hardware Revenue
	Stand Alone $’000	Distributed Chargers $’000	Other $’000	Total Hardware Revenue $’000	Service and Maintenance Revenue $’000	Software Revenue $’000	Total Revenue $’000
6 months ended December 31, 2021
Revenue	36,498	17,732	351	54,581	2,405	5	56,991
Cost of goods sold	(34,033)	(17,260)	(202)	(51,495)	(1,962)	—	(53,457)

Segment gross profit/(loss)	2,465	472	149	3,086	443	5	3,534

6 months ended December 31, 2022
Revenue	47,576	18,408	2,183	68,167	4,376	101	72,644
Cost of goods sold	(53,264)	(21,729)	(2,926)	(77,919)	(1,770)	—	(79,689)

Segment gross profit/(loss)	(5,688)	(3,321)	(743)	(9,752)	2,606	101	(7,045)

13.	SEGMENT REPORTING CONTINUED

The Group assesses the performance and makes operating decisions on the basis of seven existing operating segments, which are aggregated into three reportable hardware segments, one service and maintenance segment and one software segment.
The hardware operating segments meet the qualitative criteria for aggregation in this manner as the operating segments that are aggregated into the stand alone segment have similar economic characteristics, are similar in nature and they have similar manufacture, distribution chains and customers. This is also the case for those operating segments that are aggregated into the ‘distributed chargers’ segment. Stand alone charging systems are single units. Distributed charging systems can have multiple user units all connected in the one system.
Other hardware products are managed as a single operating and reportable segment and are monitored by the Group’s Chief Operating Decision Making (CODM) in this way.
The Group believes the current method of segment reporting reflects both the way its business segments are currently managed and the way the performance of each segment is evaluated.
Service and maintenance revenue relates to commissioning, repair, maintenance, and training and is recognized when the service and/or maintenance has been provided, either over time or at a point in time. Software revenue relates to software services related to licenses and other software modules, such as preventative maintenance and site utilization. The Group does not monitor service and maintenance and software revenue as it is not considered a key part of the current business operations.
The CODM uses revenue and gross margin/loss to evaluate segment performance and allocate resources. The CODM does not evaluate operating segments using asset or liability information nor are there any other performance metrics or measures used to monitor the operations.
The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies and there are no inter-segment
revenues or costs.
In terms of concentration of customer risks, revenues from one customer in the distributed chargers segment represents approximately $11.2 million or 15% of the total amount (2021: $8.2 million or 14%).
The decline in the gross profit/ (loss) for the Hardware segment during the period ended December 31, 2022, as compared to the six months period ended December 31, 2021 was mainly on account of product/ customer mix, increase in freight costs and a general increase in headcount, rent and setup costs due to commissioning of the Tennessee factory.
The following table reconciles segment gross (loss) to loss from operations and a calculation of segment gross margin:

	Group
	6 months ended December 31, 2022 $’000	6 months ended December 31, 2021 $’000

Revenue	72,644	56,991
Cost of goods sold	(79,689)	(53,457)

Segment gross profit/(loss)	(7,045)	3,534
Selling, general and administration expense	(36,437)	(46,851)
Product development expense	(7,114)	(6,521)
Foreign currency (gain)/loss	102	152

Loss from operations	(50,494)	(49,686)

Segment gross profit/(loss)	(7,045)	3,534
Revenue	72,644	56,991

Segment gross margin	(9.7%)	6.2%

The Group has historically assessed segment performance on a measure of segment gross profit/(loss). Segment gross profit is calculated as Revenue less Cost of goods sold.
The following table presents the Group’s revenue by geographic area based on the entity that has entered the external contract to supply the product and services. The entity’s geographical area is based on the place of incorporation.

13.	SEGMENT REPORTING CONTINUED

	Group
	6 months ended December 31, 2022 $’000	6 months ended December 31, 2021 $’000

Australia	9,876	5,745
United States	26,521	25,134
The Netherlands	36,247	26,112

Total revenue	72,644	56,991

The following table presents long-lived assets by geographic area on the same basis as detailed above:

	Group
	December 31, 2022 $’000	June 30, 2022 $’000
Australia	17,721	18,709
United States	16,900	16,290
The Netherlands	593	792

Total long-lived assets	35,214	35,791

14.	LOSS PER SHARE

	Group
Basic EPS	December 31, 2022	December 31, 2021
Net loss attributable to common shareholders	(56,271,000)	(68,137,947)
Weighted average number of common shares	153,454,231	99,915,539
EPS – common shareholders	(0.37)	(0.63)
Weighted average number of class C shares	—	8,047,417
EPS – class C shareholders	—	(0.63)
Loss per share calculations for all periods prior to the Business Combination have been retrospectively adjusted for the equivalent number of shares outstanding immediately after the Business Combination to effect the reverse recapitalization, less shares related to the mandatorily convertible notes and the Loan Funded Share Plan. The share conversion factor applied to shares immediately prior to the Business Combination is 1.4716625. Because the Company reported net losses for all periods presented, all potentially dilutive Common Stock equivalents were determined to be antidilutive for those periods and have been excluded from the calculation of net loss per share.
The Loss per share as previously reported was calculated on the following basis:

Group
Basic EPS	December 31, 2021
Net loss attributable to common shareholders	(63,059,034)
Weighted average number of common shares	67,892,971
EPS – common shareholders	(0.93)
Net loss attributable to class C shareholders	(5,078,913)
Weighted average number of class C shares	5,468,249
EPS – class C shareholders	(0.93)

15.	SHARE OPTIONS OUTSTANDING
Loan Funded Share Plan (“LFSP”)
The Group’s consolidated financial statements for the year ended June 30, 2022 provide detailed information with respect to the LFSP.
For the six months ended December 31, 2022, as the LFSP was fully vested no share-based payment expense was recognised
The following table summarises the average weighted life contractually remaining, average weighted fair value and average weighted exercise price of options granted, exercised, cancelled or modified during the six months ended December 31, 2022, under the LFSP:

	Average Weighted Life Contractually Remaining (Years)	Average Weighted Fair Value USD $	Average Weighted Exercise Price USD $	No. of shares
Balance at July 1, 2022	4.18	0.56	1.75	4,200,371
Options granted
Options exercised	0.89	0.69	1.51	457,589
Options cancelled	—	—	—	—

Balance at December 31, 2022 (vested and exercisable)	3.36	0.55	1.67	3,742,782

Employee Share Scheme
The Group’s consolidated financial statements for the year ended June 30, 2022 provide detailed information with respect to the Employee Share Scheme.
For the six months ended December 31, 2022, the Group has recognised $3,521,003 of share-based payment expense in the condensed consolidated statement of operations and comprehensive loss under the Employee Share Scheme (December 31, 2021: $nil).
The following table summarises the average weighted life contractually remaining, average weighted fair value and average weighted exercise price of options granted, exercised, cancelled or modified during the six months ended December 31, 2022, under the Employee Share Scheme:

	Average Weighted Life Contractually Remaining (Years)	Average Weighted Fair Value USD $	Average Weighted Exercise Price USD $	No. of shares

Balance at July 1, 2022	0.25	$6.19		1,328,758
Options granted
Options exercised	0.00	$6.19	$3.64	657,303
Options cancelled	0.00	$6.19		7,332

Balance at December 31, 2022 (vested and exercisable)	0.00	$6.19		664,123

Long Term Incentive Plan (“LTIP”)
The Group’s consolidated financial statements for the year ended June 30, 2022 provide detailed information with respect to the LTIP.
Performance rights under the Long Term Incentive Plan (LTIP) were communicated to a group of employees, executive management and the non-executive
directors during both the year ended June 30, 2022 and the period ending December 31, 2022. The vesting period has commenced and the service commencement date has been determined as the date the performance rights were communicated to the individuals. For some executives, the grant date has been estimated at December 31, 2022 as formal acceptance (as required under the LTIP Rules) has not yet been received from the individuals. The estimated weighted average fair value of the rights at grant date is $1.68.

15.	SHARE OPTIONS OUTSTANDING CONTINUED

In addition during the six months period ending December 31, 2022, formal acceptance (as required under the LTIP Rules) was received from some employees, executive management and non-executive
directors. The table below summarises the average weighted life contractually remaining, average weighted fair value and average weighted exercise price of options granted, exercised, cancelled or modified during the six months ended December 31, 2022, under the LTIP:

	Average Weighted Life Contractually Remaining (Years)	Average Weighted Fair Value USD $	Average Weighted Exercise Price USD $	No. of shares
Balance at July 1, 2022
Options granted	1.71	$5.01		230,895
Options exercised
Options cancelled

Balance at December 31, 2022 (vested and exercisable)	1.21	$5.01		230,895

For the six months ended December 31, 2022, the Group has recognised $1,423,050 of share-based payment expense in the condensed consolidated statement of operations and comprehensive loss under the LTIP (December 31, 2021: $0).
Short Term Incentive Plan (“STIP”)
Performance rights under the STIP were communicated to a group of employees, executive management and the non-executive
directors during the period ending December 31, 2022. The vesting period has commenced and the service commencement date has been determined as the date the performance rights were communicated to the individuals. However, the grant date has been estimated at December 31, 2022 as formal acceptance (as required under the STIP Rules) has not yet been received from the individuals. The estimated weighted average fair value of the rights at grant date is $1.68.
For the six months ended December 31, 2022, the Group has recognised $490,545 of share-based payment expense in the condensed consolidated statement of operations and comprehensive loss under the STIP (December 31, 2021: $0).

16.	FAIR VALUATION OF SHARE BASED COMPENSATION
LFSP
The Group uses the fair value method in recognizing
share-based
compensation expense. The fair value of each notional share option is estimated on the date of grant using the
Black-Scholes
option pricing model including a range of assumptions.
The weighted average fair value for share options that were outstanding (including issuances in the year) as at December 31, 2022 are as follows:

Risk free interest rate	1.56%
Expected term	0.5
Expected volatility	60%
Dividend yield	0.00
Grant value fair value per share	$1.19
Share price	$1.68
Aggregate intrinsic value of shares vested and not yet exercised	$2,956,798
Employee Share Scheme
The Group uses the fair value method in recognizing
share-based
compensation expense. The fair value of each notional share option is estimated on the date of grant using the
Black-Scholes
option pricing model including a range of assumptions.
The weighted average fair value for share options that were outstanding (including issuances in the year) as at December 31, 2022 are as follows:

16.	FAIR VALUATION OF SHARE BASED COMPENSATION CONTINUED

Risk free interest rate	2.55%
Expected term	1
Grant date fair value per share	$6.19
Share price	$1.68
Aggregate intrinsic value of shares vested and not yet exercised	$0
LTIP
The Group uses the fair value method in recognizing
share-based
compensation expense. The fair value of each notional share option is estimated on the date of grant using the
Black-Scholes
option pricing model including a range of assumptions.
The weighted average fair value for share options that were outstanding (including issuances in the year) as at December 31, 2022 are as follows:

Risk free interest rate	4.27%
Expected term	1.71
Grant date fair value per share	$5.01
Share price	$1.68
Aggregate intrinsic value of shares vested and not yet exercised	$0
STIP
The Group uses the fair value method in recognizing
share-based
compensation expense. As the award is based on a fixed dollar amount, the fair value of the award is based on the present value of the award.
The weighted average fair value for share options that were outstanding (including issuances in the year) as at December 31, 2022 are as follows:

Risk free interest rate	3.93%
Expected term	1
Grant date fair value per share	$1.68
Share price	$1.68
Aggregate intrinsic value of shares vested and not yet exercised	$0

17.	COMMITMENTS AND CONTINGENT LIABILITIES
Legal Proceedings
Any material legal proceedings have been provided for as at December 31, 2022 and June 30, 2022. Legal proceedings were related to product matters and have since been settled within the amounts provided for. Any differences are immaterial.
Contingent liabilities
The Group did not have any contingent liabilities as of December 31, 2022, or June 30, 2022.
Contractual Commitments
The Group did not have any commitments as of December 31, 2022, or June 30, 2022.

18.	SHARE CAPITAL
On September 2, 2022, the Group entered into an Ordinary Shares Purchase Agreement (the “Purchase Agreement”) and a Registration Rights Agreement (the “Registration Rights Agreement”) with B. Riley Principal Capital II, LLC (“B. Riley Principal Capital II” or “B. Riley”).
Pursuant to the Purchase Agreement, the Group has the right to sell to B. Riley Principal Capital II up to $75 million of its Ordinary Shares, from time to time during the term of the Purchase Agreement.
Sales of Ordinary Shares pursuant to the Purchase Agreement, and the timing of any sales, are solely at the option of the Group, and the Group is under no obligation to sell any securities to B. Riley under the Purchase Agreement.

18.	SHARE CAPITAL CONTINUED

The right to sell ordinary shares under the Purchase Agreement was considered to be a derivative asset with an insignificant fair value at December 31, 2022. The Group incurred costs of $0.8 million, including the issuance of shares, as a consideration to B. Riley for its irrevocable commitment to purchase shares under the Purchase Agreement. These costs were included in other finance costs, net in the condensed consolidated statements of operations and comprehensive income (loss) for the six months ended December 31, 2022. The shares issued as consideration have been recorded within share capital.

19.	RELATED PARTY DISCLOSURES
Unless otherwise disclosed, transactions with related parties are made on normal commercial terms and at market rates. All related parties are companies that are associated shareholders.
The following presents the transactions that occurred with related parties along with balances receivable from/ payable to related parties:

	Accounts receivable US$‘000	Accounts payable US$‘000	Loan payable US$‘000
June 30, 2022
Fast Cities Australia	16	—	—
St Baker Energy	—	93	—

Total	16	93	—

December 31, 2022
Fast Cities Australia	183	—	—
St Baker Energy	—	—	28,649

Total	183	—	28,649

	Hardware revenue US$‘000	Purchases US$‘000	Other income US$‘000
December 31, 2021
Gilbarco	8,135	338	—
Fast Cities Australia	2,392	—	—
St Baker Energy	—	125	—
Palantir Technologies	—	1,731	—

Total	10,527	2,194	—

December 31, 2022
Fast Cities Australia	1,588	—	—
Palantir Technologies	—	2,135	—
Nexport Pty Ltd	—	—	12

Total	1,588	2,135	12

Transactions with Gilbarco
The purchase transactions entered into with Gilbarco during the six months ended December 31, 2021 were in respect of certain service agent fee charged by Gilbarco to the Group. Gilbarco ceased to be the Group’s related party since November 29, 2021 which is the date Gilbarco resigned from the Board of Directors of Tritium. As such, all transactions between the Group and Gilbarco that occurred prior to November 29, 2021 are disclosed above as related party transactions. The Group has sold products to Gilbarco during the period at normal trading terms.
Transactions with Fast Cities
The Group has sold products to Fast Cities during the period at normal trading terms. The receivables due at the end of the period are payable within 30 days.

19.	RELATED PARTY DISCLOSURES CONTINUED

Transactions with Palantir Technologies Inc.
The Group has entered a contractual commitment with Palantir Technologies Inc. (“Palantir”) in the value of $21 million pertaining to Palantir Platform – Foundry Cloud Subscription. After December 31, 2021, Palantir became a related party. The Group has received an IT outsourcing service from Palantir Technologies Inc. during the period at normal trading terms.
Transactions with Nexport Pty Ltd
The Group entered into a license agreement with Nexport Pty Ltd to allow its employees to co-occupy
the Group’s premises at 31 Archimedes Place, Murrarie. The contract has expired as at September 30, 202
2
.
Transactions with St Baker Energy
The purchase transactions entered into with St Barker Energy during the six months ended December 31, 2021 were in respect of payment towards provision of contract staff to the Group, by St Baker Energy. The terms of the loan payable have been disclosed in Note 10.

20.	SUBSEQUENT EVENTS
BP order
Subsequent to the reporting period, BP has placed the largest ever order from a single customer in Tritium’s history. Tritium is supplying the chargers for BP pulse as part of a multi-year contract between the two companies, announced in April 2022, for chargers and related services to support BP’s growth in electrification. BP’s order includes a mix of Tritium’s 50kW RTM and 150kW PKM chargers.
Evyve order
Subsequent to the reporting period, Tritium has executed an agreement with evyve, an EV charging network in the UK, to become the network’s preferred fast charger technology provider. The agreement includes initial total orders for 350 Tritium fast chargers and evyve has received first deliveries of these chargers, 60 of which are now installed and operational. The evyve charging network is planned to consist of Tritium’s modular chargers, including the 75kW charger and 150kW fast charger.